NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR MAY 1, 2014

WHAT’S INSIDE

Page
1	Chairman’s message to shareholders
2	Notice of annual meeting of shareholders
5	General information
6	Business of the meeting
1. Financial statements
2. Appointment of auditors
3. Advisory vote on executive compensation
4. Election of directors
8	Questions and answers about voting and proxies
12	Nominees for election to the board
28	Directors’ compensation
32	Board and Committees
38	2013 Executive compensation
Letter to shareholders
39	Statement of executive compensation
42	Compensation discussion and analysis
43	Compensation elements for executive officers
45	2013 Compensation and performance
48	Other key compensation policies of the company

Page
51	Performance graph
53	Named executive officer compensation for 2013
59	Compensation details
59	Summary compensation table
61	Incentive Plan Awards
62	Management stock option incentive plan
64	Pension plan benefits
67	Termination and change in control benefits
71	Indebtedness of directors and executive officers
71	Directors’ and officers’ insurance
71	Shareholder proposals
71	Availability of documents
72	Directors’ approval
73	Schedule “A” – Statement of Corporate Governance
86	Schedule “B” – Comparator Group
87	Schedule “C” – Director Independence

CANADIAN PACIFIC

March 3, 2014

DEAR FELLOW SHAREHOLDER,

It is my pleasure to invite you to the annual meeting of shareholders of Canadian Pacific Railway Limited, to be held at the Telus Convention Centre, Macleod Hall, 120 – 9th Avenue S.E., Calgary, Alberta on Thursday, May 1, 2014 at 9:00 am local time.

Canadian Pacific’s performance over this past year has been remarkable. The benefits of our ongoing cultural change are demonstrated through CP’s improved service and positive direction. Your Board of Directors recognizes that the Company is distinguishing itself through this process, and that stakeholders are seeing the significance, value and advantage of CP’s transformation.

As a shareholder of Canadian Pacific, you have the right to participate and vote your shares on all items of business during the annual meeting. This management proxy circular describes the business to be conducted at the meeting and provides background and information detailing our philosophies and policies, including Canadian Pacific’s approach to executive compensation and corporate governance.

We hope that you will review this circular in advance of the meeting. Even if you are not able to attend the meeting in person, we encourage you to exercise your right to vote. Further information on common questions may be found in the section of the circular titled “Questions and Answers about Voting and Proxies”.

In addition to the ordinary business of the annual meeting, Hunter Harrison our CEO and Keith Creel our President and COO will be available immediately following the annual meeting to take questions relating to Canadian Pacific’s operations.

On behalf of the Board and management of Canadian Pacific, we look forward to welcoming you to this year’s annual shareholder’s meeting.

Sincerely,

/s/ Paul G. Haggis

Paul G. Haggis

Chairman of the Board

2014 MANAGEMENT PROXY CIRCULAR                1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

You are invited to the annual meeting of shareholders (the “Meeting”) of Canadian Pacific Railway Limited (“Canadian Pacific”).

The Meeting will be held at the Telus Convention Centre, Macleod Hall, 120 – 9th Avenue S.E., Calgary, Alberta T2G 0P3, at 9:00 a.m. (Mountain Daylight Time) on Thursday, May 1, 2014.

The Meeting will cover:

1)	receipt of the audited consolidated financial statements for the year ended December 31, 2013;
2)	appointment of auditors;
3)	a non-binding advisory vote on Canadian Pacific’s approach to executive compensation;
4)	election of directors; and
5)	consideration of other business as may properly come before the Meeting or any adjournment or postponement thereof.

Shareholders of record at the close of business on March 3, 2014 will be entitled to vote at the Meeting and are encouraged to participate either in person or by proxy.

/s/ Paul A. Guthrie

Paul A. Guthrie

Corporate Secretary

March 3, 2014

Calgary, Alberta

CANADIAN PACIFIC

SUMMARY

SHAREHOLDER VOTING MATTERS

Voting matter	Board Vote Recommendation	For more information see page
Appointing Deloitte LLP as auditors	For	6
Advisory resolution on executive compensation	For	6
Election of 13 directors	For each nominee	7

Best Practices

•	Share ownership requirements for the top 85 senior management employees

•	No single-trigger change in control benefits

•	No-hedging policy on equity

•	Clawback policy for senior executive compensation and stock option plan

•	Caps on annual bonus payouts and performance share units payouts

•	Vesting criteria for performance share units fully aligned to long-term strategic plan

•	Hold period for CEO

OUR DIRECTOR NOMINEES

You will be electing a Board of 13 members. Each director is elected annually and individually and must meet our majority voting guidelines. Detailed information about each director’s background, qualification experience and areas of expertise can be found in the section entitled “Director Nominee Profiles.”

Name	Age	Director since	Position	Indep- endent	Committee memberships	Board and committee attendance 2013	Other current public boards
W.A. Ackman	47	May 17, 2012	CEO, Pershing Square Capital Management, L.P.	YES	Governance Finance	100%	1
G.F. Colter	68	May 17, 2012	President, CRS Inc.	YES	Audit Finance	100%	3
I. Courville	51	May 1, 2013	Chair of the Board of the Laurentian Bank of Canada	YES	Audit SOE	100%	2
P.G. Haggis	62	May 17, 2012	Chairman of the Alberta Enterprise Corporation	YES	Board (Chair)	100%	1
E.H. Harrison	69	July 6, 2012	Chief Executive Officer	NO	SOE	100%	–
P.C. Hilal	47	May 17, 2012	Partner, Pershing Square Capital Management, L.P.	YES	Finance Compensation (Chair)	100%	–
K.T. Hoeg	64	May 11, 2007	Corporate Director	YES	Governance (Chair) Compensation	96%	2
R. MacDonald	60	May 17, 2012	Executive Chair, Just Energy Group Inc.	YES	Governance Compensation	100%	1
A.R. Melman	66	May 17, 2012	President and Chief Executive Officer, Acasta Capital	YES	Finance (Chair) SOE	94%	–
L.J. Morgan	61	May 5, 2006	Partner, Nossaman LLP	YES	Audit SOE	100%	–
J. Prentice	57	June 7, 2013	Senior Executive Vice-President and Vice Chairman of CIBC	YES	Governance SOE	100%	2
A.F. Reardon	68	May 1, 2013	Retired Chairman and Chief Executive Officer, TTX	YES	Compensation SOE	100%	1
S.C. Tobias	69	May 17, 2012	Former Vice-Chairman and Chief Operating Officer, Norfolk Southern Corporation	YES	Governance Compensation SOE (Chair)	93%	1

2014 MANAGEMENT PROXY CIRCULAR                3

CORPORATE GOVERNANCE

CP is committed to high standards of corporate governance. Several of our key governance strengths and actions are noted in the table below.

BOARD AND OTHER GOVERNANCE INFORMATION

Size of Board	13
Number of Independent Directors	12
Average Age of Directors	60
Annual Election of Directors	Yes
Directors Elected Individually (rather than slate voting)	Yes
Majority Voting Guidelines for Directors	Yes
Separate Chair & CEO	Yes
Board Interlocks Guidelines	Yes
Share Ownership Guidelines for Directors and Executives	Yes
Board Orientation/Education Program	Yes
Number of Board Meetings Held in 2013	8
Code of Business Conduct and Ethics Program	Yes
Annual Advisory Vote on Executive Compensation	Yes
Formal Board Evaluation Process	Yes
Dual-Class Shares	No
Average Director Tenure	2.4 yrs

EXECUTIVE COMPENSATION

Philosophy and Compensation Components

Canadian Pacific is focused on a pay-for-performance approach for all non-union employees including our executives. In order to attract and retain top talent as well as aligning the goals of the Company with the employee, the Company offers a competitive compensation package.

•	Base Salary: positioned at the median of our comparator group, rewards the scope of a position

•	Annual Incentive: positioned to the median of our comparator group, encourages strong performance against yearly objectives

•	Long-Term Incentive: positioned at the median of our primary comparator group and 75th percentile of the secondary comparator group, aligns long-term interests

The mix of options and PSUs awarded under the long-term incentive plan drives multiple objectives. The vesting of performance share units depends on the achievement of targets and the realization of our strategic plan while stock options align the interests of management with the interests of shareholders.

CANADIAN PACIFIC

GENERAL INFORMATION

We are sending you this Management Proxy Circular (the “Circular”) to solicit proxies by the management of Canadian Pacific to be used at the annual meeting (the “Meeting”) of shareholders of Canadian Pacific to be held on May 1, 2014.

In this document “you” and “your” refer to the shareholders of Canadian Pacific; and “CP”, “Canadian Pacific”, the “Corporation”, the “Company” or “we”, “us” and “our” refer to Canadian Pacific Railway Limited and, where applicable, its subsidiaries; and the “Board of Directors” or the “Board” refer to the board of directors of Canadian Pacific. Unless otherwise noted, the information contained in this Circular is given as of March 3, 2014 and all dollar amounts used in this document are shown in Canadian dollars. Payments made in 2013 in United States dollars (“US$”) were converted into Canadian dollars using the Bank of Canada average exchange rate for 2013 of 1.0299 Canadian dollars per United States dollar.

The Meeting will be held at the

Telus Convention Centre,

Macleod Hall,

120 – 9th Avenue S.E.,

Calgary, Alberta

at 9:00 a.m. (Mountain Daylight Time)

on Thursday, May 1, 2014

Forward-Looking Information

This Circular contains certain forward-looking information and forward-looking statements (collectively, “forward-looking information”) within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies. This forward looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

2014 MANAGEMENT PROXY CIRCULAR                5

BUSINESS OF THE MEETING

1. FINANCIAL STATEMENTS

The audited consolidated financial statements of Canadian Pacific for the year ended December 31, 2013, and the report of the auditors, will be placed before the shareholders at the Meeting. These audited consolidated financial statements form part of the Annual Report of Canadian Pacific, which was mailed to registered shareholders and to all non-registered shareholders who requested it. Additional copies of the Annual Report may be obtained from the Corporate Secretary of Canadian Pacific upon request. The Annual Report is also available online at www.cpr.ca or www.sedar.com.

2. APPOINTMENT OF AUDITORS

At Canadian Pacific’s annual meeting of shareholders held on May 1, 2013, Deloitte LLP (formerly Deloitte & Touche LLP) was appointed as Canadian Pacific’s auditors. Deloitte was first appointed on May 12, 2011. For information on fees paid to Deloitte LLP for the year ended December 31, 2013, refer to “Schedule “A” Audit Committee Disclosure – Audit and Non-Audit Fees and Services, 2013 & 2012”. In order to be approved, the appointment of Deloitte LLP as the Corporation’s auditors requires an affirmative vote of the majority of the votes cast at the Meeting.

The Board of Directors recommends that Deloitte LLP be appointed as Canadian Pacific’s auditors until the close of the next annual meeting of shareholders. Unless otherwise instructed, the persons designated in the form of proxy or the voting instruction form, intend to vote FOR the appointment of Deloitte LLP as auditors of Canadian Pacific to hold office until the next annual meeting of shareholders at remuneration to be fixed by the Board of Directors.

3. ADVISORY VOTE ON EXECUTIVE COMPENSATION

Canadian Pacific is committed to providing shareholders with clear, comprehensive and transparent disclosure on executive compensation. For information on Canadian Pacific’s executive compensation, refer to “2013 Executive Compensation – Letter to Shareholders” and “Compensation Discussion and Analysis”. In order to receive feedback from shareholders on this matter, we are providing shareholders with our fourth annual non-binding advisory vote on our approach to executive compensation, commonly known as “Say on Pay”. The Say on Pay resolution we are proposing to our shareholders is the form recommended by the Canadian Coalition for Good Governance.

The Management Resources and Compensation Committee has spent considerable time and effort recruiting top level talent and developing our executive compensation program to fit extraordinary circumstances. The Board of Directors believes that the executive compensation program which has been implemented achieves the goal of maximizing long-term shareholder value while attracting, motivating and retaining world-class talent. We recognize that the proper structure of executive compensation is critical to both managing risk and appropriately incentivizing management. We have been successful in recruiting individuals with unique and demonstrated abilities to improve railway performance and shareholders have enjoyed extraordinary results. We believe that our approach to executive compensation is fair and balanced, and creates incentives well-aligned with shareholders’ interests over the long term. The Board of Directors engaged with shareholders in 2013 to explain our approach to executive compensation.

As this is an advisory vote, the results will again not be binding upon the Board. However, in considering the Corporation’s approach to compensation, the Board will take into account the results of this vote, together with other shareholder feedback and best practices in compensation and governance.

The Board of Directors recommends that shareholders vote FOR the resolution set out below and, unless otherwise instructed, the persons designated in the form of proxy or the voting instruction form intend to vote FOR the following resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s information circular delivered in advance of the 2014 annual meeting of shareholders.”

CANADIAN PACIFIC

4. ELECTION OF DIRECTORS

Our governing documents provide that our Board of Directors shall consist of a minimum of five and a maximum of 20 directors.

Pursuant to a resolution of the Board of Directors, 13 persons are to be elected as directors at the Meeting, each to hold office until the close of the next annual meeting of shareholders or until such person’s successor is elected or appointed.

The appointees named in the proxy are officers of CP who intend to vote at the Meeting FOR the election of the nominees whose names are set out below, unless specifically instructed on the proxy to withhold such vote. If, prior to the Meeting, any of the listed nominees becomes unable or unwilling to serve, the persons named in the proxy will have the right to use their discretion in voting for such other properly qualified nominees. The persons named in the section “Nominees for Election to the Board” (the “Nominees”) will be presented for election at the Meeting.

The Board recommends that you vote FOR each of the Nominees. Unless otherwise instructed, the persons designated in the form of proxy and the voting instruction form intend to vote FOR the election of the Nominees. If, prior to the Meeting, any of the Nominees becomes unable or unwilling to serve, the persons designated in the form of proxy or voting instruction form will have the right to use their discretion in voting for such other properly qualified nominees.

2014 MANAGEMENT PROXY CIRCULAR                7

QUESTIONS AND ANSWERS

ABOUT VOTING AND PROXIES

Please carefully read this section, as it contains important information regarding how to vote your common shares of the Corporation (“Shares”). Canadian Pacific has sent or caused to be sent forms of proxy to the Corporation’s registered shareholders and voting instruction forms and, in some cases, forms of proxy, to the Corporation’s non-registered shareholders.

What is the purpose of the Meeting?

At the Meeting, you will be asked to vote on the following matters:

•	the appointment of Deloitte LLP as the Corporation’s auditors;

•	in an advisory, non-binding capacity, the Corporation’s approach to executive compensation; and

•	the election of directors.

How does the Board recommend that I vote?

The Board recommends that you vote FOR the appointment of Deloitte LLP as the Corporation’s auditors, FOR the Corporation’s approach to executive compensation, and FOR each of the Nominees. For more information on the Nominees, refer to “Nominees for Election to the Board”.

Where and when is the Meeting?

The Meeting will be held at the Telus Convention Centre, Macleod Hall, 120 – 9th Avenue S.E., Calgary, Alberta, T2G 0P3 at 9:00 a.m. (Mountain Daylight Time) on Thursday, May 1, 2014. For information regarding voting in person at the Meeting see “How do I vote if I am a REGISTERED shareholder?” or “How do I vote if I am a NON-REGISTERED shareholder?”.

How many Shares are outstanding and who are the Corporation’s Principal Shareholders?

As of March 3, 2014, there were 175,679,130 Shares issued and outstanding. Each Share carries one vote on each matter voted upon at the Meeting.

Based on publicly available information as at March 3, 2014, no person beneficially owned or controlled or directed or indirectly owned 10% or more of the outstanding Shares. Pershing Square Capital Management, L.P. and its affiliates beneficially owned

17,159,888 Shares, which is approximately 9.8% of the outstanding Shares.

What vote is required to elect directors?

At the Meeting, 13 directors will be elected. The 13 Nominees receiving the highest number of FOR votes cast in person or by proxy at the Meeting will be elected to the Board.

Who is entitled to vote at the Meeting?

The Board has fixed March 3, 2014 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive the Notice of Annual Meeting of Shareholders (the “Notice”) and to vote at the Meeting or any adjournment or postponement thereof, either in person or by proxy. Only shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting. Each shareholder is entitled to one vote for each Share held.

Who is soliciting my proxy and how do I appoint a proxyholder?

Management of Canadian Pacific is soliciting your proxies in connection with this Circular and the Meeting. The cost of this solicitation will be borne by the Corporation. Proxies will be solicited by mail, in person, by telephone or by electronic communications. Canadian Pacific has retained Kingsdale Shareholder Services Inc., (“Kingsdale”) located at the Exchange Tower, 130 King Street West, Suite 2950, Toronto, Ontario, M5X 1E2 to assist with our communications with shareholders and solicitation of proxies. In connection with these services, Kingsdale will receive an initial fee of $60,000. In addition, Kingsdale will be reimbursed for disbursements and out-of-pocket expenses, as well as an additional $8 fee for each telephone call to or from Canadian Pacific shareholders and additional fees as determined by Canadian Pacific and Kingsdale.

Shareholders wishing to be represented by proxy at the Meeting must deposit a properly executed proxy with the Corporation or its agent, Computershare Investor Services Inc. (“Computershare”), or Kingsdale, not less than 24 hours prior to the time fixed for holding the Meeting (or any adjournment thereof). The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at

CANADIAN PACIFIC

his or her discretion without notice. All Shares represented by a properly executed proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If I do not provide management with instructions in my proxy, how will my Shares be voted?

Shareholders who have appointed a named appointee of management to act and vote on their behalf, as provided in the enclosed form of proxy or voting instruction form, and who do not provide instructions concerning any matter identified in the Notice, will have the Shares represented by such form of proxy or voting instruction form voted FOR the appointment of Deloitte LLP as the Corporation’s auditors, FOR the Corporation’s approach to executive compensation and FOR the election of the Nominees.

The enclosed form of proxy or voting instruction form to be used in connection with the Meeting also confers discretionary authority on the person or persons named to vote on any amendment or variation to the matters identified in the Notice and on any other matter properly coming before the Meeting. As of March 3, 2014, management is not aware of any such amendment, variation or other matter. If, however, any such amendment, variation or other matter properly comes before the Meeting, proxies will be voted at the discretion of the person or persons named on the enclosed form of proxy or voting instruction form.

How do I vote if I am a REGISTERED shareholder?

You are a registered shareholder if your name appears on your Share certificate. If this is the case, this Circular will be accompanied by a form of proxy. If you are a registered shareholder, there are two ways, listed below, that you can vote your Shares:

1) Voting by Proxy

You may appoint the management appointee or someone else that need not be a shareholder to vote for you as your proxyholder by using the enclosed form of proxy. A shareholder has the right to appoint a person or company other than the named appointee of management to represent such shareholder at the Meeting. To appoint a person or company other than the named appointee, write the name of the person or company you would like to appoint in the space provided.

You may vote using any of the methods outlined on the form of proxy.

2) Voting in Person

As a registered shareholder, you may exercise your right to vote by attending and voting your Shares in person at the Meeting. Upon arriving at the Meeting, report to the desk of our registrar and transfer agent, Computershare, to sign in and revoke any proxy previously given. You do not need to complete or return your form of proxy if you intend to vote at the Meeting.

To be valid, a proxy must be signed by the shareholder or his or her attorney authorized in writing. There are several ways to submit your form of proxy which are indicated on the form of proxy. Carefully review your form of proxy for these instructions.

How do I vote if I am a NON-REGISTERED shareholder?

If your Shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a non-registered shareholder. If your Shares are listed in an account statement provided to you by your broker, those Shares will, in all likelihood, not be registered in your name.

Such Shares will more likely be registered under the name of your broker or an agent of that broker. Without specific instructions, Canadian brokers and their agents or nominees are prohibited from voting Shares for the broker’s client. Without specific instructions, U.S. brokers and their agents or nominees are prohibited from voting Shares for the broker’s client with respect to the non-binding advisory vote on the Corporation’s approach to executive compensation and the election of directors, but may vote such Shares with respect to the appointment of Deloitte LLP.

2014 MANAGEMENT PROXY CIRCULAR                9

If you are a non-registered shareholder, there are two ways, listed below, that you can vote your Shares:

1) Giving Your Voting Instructions

Your nominee is required to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive, or have already received, from your nominee either (i) a voting instruction form for completion and execution by you, or (ii) a form of proxy for completion by you, executed by the nominee and restricted to the number of Shares owned by you. These procedures are to permit non-registered shareholders to direct the voting of the Shares that they beneficially own.

Each nominee has its own procedures which should be carefully followed by non-registered shareholders to ensure that their Shares are voted at the Meeting. Please contact your nominee for instructions in this regard. You may vote using any of the methods outlined on the voting instruction form or form of proxy.

2) Voting in Person

If you wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form or form of proxy to appoint yourself as proxyholder and follow the instructions of your nominee.

Non-registered shareholders who instruct their nominee to appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare. Do not otherwise complete the voting instruction form or form of proxy sent to you as your vote will be taken and counted at the Meeting.

How will Shares held in the Corporation’s employee share purchase plan be voted?

Employees of the Corporation are eligible to participate in an employee share purchase plan (“ESPP”) under which they purchase Shares. Shares held by participants under the ESPP (“ESPP Participants”) are held in a custodial account until such time as the Shares held by ESPP Participants are withdrawn from the ESPP pursuant to its terms and conditions.

Voting rights attached to Shares held by ESPP Participants may be exercised through the use of a voting instruction form, which provides instructions regarding the voting of Shares held by ESPP Participants. ESPP Participants will have received this Circular together with the voting instruction form, or advice as to the availability of these documents electronically, from the Corporation’s registrar and transfer agent, Computershare.

Shares held by ESPP Participants will be voted in accordance with the instructions received from the employee.

If I change my mind, can I revoke or change my proxy once I have given it?

Yes. A shareholder may revoke a proxy by depositing an instrument in writing executed by such shareholder or by such shareholder’s attorney authorized in writing (or, in the case of a corporation, by a duly authorized officer or attorney), either at the Office of the Corporate Secretary, Canadian Pacific, 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, or with the Chairman of the Meeting on the day of the Meeting, or by an adjournment or postponement of the Meeting, or in any other manner permitted by law.

In addition to any other manner permitted by law, a shareholder may change a previously submitted proxy or voting instruction by submitting a new proxy or conveying new voting instructions by any of the means described under “How do I vote if I am a REGISTERED shareholder?” or “How do I vote if I am a NON-REGISTERED shareholder?”, as applicable. Non-registered shareholders must ensure that any change in voting instructions is communicated to the applicable nominee sufficiently in advance of the time of voting at the Meeting. Non-registered shareholders who have voted and who wish to change their voting instructions should contact their nominee promptly if assistance is required.

What is the latest time that I can submit my form of proxy or voting instruction form?

To be effective, your proxy must be received not less than 24 hours prior to the time fixed for holding the Meeting (or any adjournment thereof). The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice.

CANADIAN PACIFIC

The Corporation reminds shareholders that only the most recently dated voting instructions will be counted and any prior dated instructions will be disregarded.

How will votes be tabulated?

Proxies will be counted and tabulated by the Corporation’s registrar and transfer agent, Computershare. Computershare maintains the confidentiality of individual shareholder votes. However, proxies will be submitted to management where they contain comments clearly intended for management or to meet legal requirements.

Whom should I contact if I have questions?

If you have any questions about the information contained in this document or require assistance in completing your form of proxy or voting instruction form, please contact Kingsdale located at The

Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2, or by telephone at North American Toll Free: 1-866-879-7649, Outside North America, Banks and Brokers Call Collect: 416-867-2272 or by email at contactus@kingsdaleshareholder.com.

How may I contact the registrar and transfer agent?

You may contact Computershare, Canadian Pacific’s registrar and transfer agent, by telephone, Internet or mail, as follows: by telephone 1-877-4-CP-RAIL / 1-877-427-7245 (within Canada and the United States) between the hours of 8:30 a.m. and 8:00 p.m. Eastern, or 1-514-982-7555 (international direct dial); by Internet at www.investorcentre.com/cp or by mail Computershare, 100 University Ave., 8th Floor, Toronto, Ontario, M5J 2Y1.

2014 MANAGEMENT PROXY CIRCULAR                11

NOMINEES FOR ELECTION TO THE BOARD

DIRECTOR NOMINEE PROFILES

The following tables provide information on the Nominees. Included in these tables is information relating to the Nominees’ current membership on committees of the CP Board of Directors, other public company directorships held in the past five years, and Board and committee meeting attendance in the twelve months ended December 31, 2013. The tables also show the present principal occupation and principal occupations held in the past five years, if different. In addition, the tables show securities of CP held as of March 3, 2014 by each of the Nominees, and whether they meet or exceed minimum shareholding requirements. Certain other personal information is also included.

William A. Ackman New York New York U.S.A. Age: 47 Director Since May 17, 2012 Independent Results of 2013 votes: 99.5% in favour

Mr. Ackman is the founder and CEO of Pershing Square Capital Management, L.P. (“Pershing Square”), an investment adviser with over $12 billion of assets under management. Pershing Square is a concentrated, research-intensive, fundamental value investor in the public markets.

Mr. Ackman is Chairman of the Board of The Howard Hughes Corporation, a trustee of the Pershing Square Foundation and a member of the Board of Dean’s Advisors of the Harvard Business School. In addition to his substantial public company board experience, Mr. Ackman’s investment and capital allocation experience in a wide array of businesses and assets, as well as his expertise in real estate, enable him to make a substantial contribution to the CP board.

Mr. Ackman holds an M.B.A. from Harvard Business School and a Bachelor of Arts magna cum laude from Harvard College.

Principal Occupations Held in Last Five Years

Founder, Chief Executive Officer, Pershing Square Capital Management, L.P.

	Overall attendance: 100%
	Meeting attendance			Public company directorships in the past five years
	Board	8 of 8	100%	CPRC	2012 – present
	Finance	5 of 5	100%	The Howard Hughes Corporation	2010 – present
	Governance	8 of 8	100%
				J.C. Penney Company, Inc.	2011 – 2013
				Justice Holdings Ltd.	2011 – 2012
				General Growth Properties Inc.	2009 – 2010
	Securities held as at March 3, 2014
	Shares	DDSUs	Options	Meets or exceeds minimum shareholding requirements
	17,159,888(c)	0	0	Yes

CANADIAN PACIFIC

Gary F. Colter Mississauga Ontario Canada Age: 68 Director Since May 17, 2012 Independent Results of 2013 votes: 98.5% in favour

Mr. Colter is the President of CRS Inc., a corporate consulting company which he founded in 2002. He was with KPMG Canada, previously Peat Marwick, for 34 years where he held senior positions, including Vice Chairman of Financial Advisory Services, Managing Partner of KPMG Global Financial Advisory Services and Vice Chairman until 2002. Mr. Colter has been a director of Owens-Illinois Inc. since 2002 and is on the Governance and Compensation Committees. He is currently on the Board of CIBC where he sits on the Governance and Audit Committees. Since 2004, Mr. Colter has been on the Board of Core-Mark Holding Company Inc. where he sits on the Audit and Governance Committees.

He holds a B.A. (Hon) in Business Administration from the Ivey Business School of the University of Western Ontario, and is a Fellow Chartered Accountant.

Principal Occupations Held in Last Five Years

President, CRS Inc.

	Overall attendance: 100%
	Meeting attendance			Public company directorships in the past five years
	Board	8 of 8	100%	CPRC	2012 – present
	Audit	8 of 8	100%	Core-Mark Holding Company, Inc.	2004 – present
	Finance	3 of 3	100%	Canadian Imperial Bank of Commerce	2003 – present
				Owens Illinois Inc.	2002 – present

	Securities held as at March 3, 2014
	Shares	DDSUs	Options	Meets or exceeds minimum shareholding requirements
	1,500	4,103	0	To be fully met by May 2017

2014 MANAGEMENT PROXY CIRCULAR                13

Isabelle Courville Rosemère Québec Canada Age: 51 Director since May 1, 2013 Independent Results of 2013 votes 99.8%

Ms. Courville is Chair of the Board of Directors of the Laurentian Bank of Canada. From 2007 to 2013, she was President of Hydro-Québec Distribution and Hydro-Québec TransÉnergie. Ms. Courville was active for 20 years in the Canadian telecommunications industry. She served as President of Bell Canada’s Enterprise Group and as President and Chief Executive Officer of Bell Nordiq Group.

Ms. Courville holds a Bachelor’s degree in Engineering Physics from the École Polytechnique de Montréal and a Bachelor’s degree in Civil Law from McGill University.

Principal Occupations Held in Last Five Years

Corporate Director; Chair, Laurentian Bank of Canada, President, Hydro-Québec Distribution; President, Hydro-Québec TransÉnergie

	Overall attendance: 100%
	Meeting attendance			Public company directorships in the past five years
	Board	5 of 5	100%	CPRC	2013 – present
	Audit	5 of 5	100%	TVA Group	2013 – present
	SOE	3 of 3	100%	Laurentian Bank of Canada	2007 – present

				Miranda Technologies Inc.	2006 – 2012
	Securities held as at March 3, 2014
	Shares	DDSUs	Options	Meets or exceeds minimum shareholding requirements
	900	1,662	0	To be fully met by May 2018

CANADIAN PACIFIC

Paul G. Haggis Canmore Alberta Canada Age: 62 Director Since May 17, 2012 Independent Results of 2013 votes: 99.7% in favour

Mr. Haggis was appointed Chairman of the Board of Canadian Pacific Railway Limited and Canadian Pacific Railway Company in 2012. He is Chairman of the Alberta Enterprise Corporation, and served as Chairman of C.A. Bancorp Inc. until March 2013. He serves as a director with Advantage Oil & Gas Ltd., and as an advisor to the Insurance Corporation of British Columbia (ICBC) since retiring as a director. Previously, Mr. Haggis was President and CEO of Ontario Municipal Employees Retirement System (OMERS) and President and CEO of Alberta Treasury Branches.

Mr. Haggis graduated from the University of Western Ontario and is certified as a Chartered Director through McMaster University.

Principal Occupations Held in Last Five Years

Chairman, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Chairman, C.A. Bancorp Inc.; Interim Chief Executive Officer C.A. Bancorp Inc.; Chairman, Alberta Enterprise Corporation; Corporate Consultant

Overall attendance: 100%
	Meeting attendance			Public company directorships in the past five years
	Board	8 of 8	100%	CPRC	2012 – present
				Advantage Oil and Gas Ltd.	2008 – present

				C.A. Bancorp. Inc.	2009 – 2013
				Liberty Silver Corporation	2011 – 2012
				Prime Restaurants Inc.	2009 – 2011
Securities held as at March 3, 2014
	Shares	DDSUs	Options	Meets or Exceeds Minimum Shareholding Requirements
	1,500	6,042	0	To be fully met by May 2017

2014 MANAGEMENT PROXY CIRCULAR                15

E. Hunter Harrison(b) Wellington Florida U.S.A. Age: 69 Director Since July 6, 2012 Not Independent Results of 2013 votes: 99.7% in favour

Mr. Harrison is the Chief Executive Officer of Canadian Pacific Railway Limited and Canadian Pacific Railway Company (CP). He joined CP in 2012. Mr. Harrison served as President and Chief Executive Officer at Canadian National Railway Company (CN) from 2003-2009 and as the Executive Vice President and Chief Operating Officer from 1998-2002. He served on CN’s Board of Directors for 10 years.

Prior to joining CN, Mr. Harrison was President and CEO at Illinois Central Corporation (IC) , and Illinois Central Rail Road Company (ICRR) from 1993-1998, during which time he was also a member of the Board. Mr. Harrison held various positions throughout his time at IC and ICRR, including Vice-President, COO and Senior VP of Operations.

Before his time at IC and ICRR in 1989, Mr. Harrison served as Burlington Northern’s Vice-President of Transportation and Vice-President of Service Design. Mr. Harrison has served as a director on several railway companies and industry associations, including The Belt Railway of Chicago, Wabash National Corporation, The American Association of Railroads, Terminal Railway, TTX Company, CN, IC, and ICRR.

Principal Occupations Held in Last Five Years

President and Chief Executive Officer, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Chairman of the Board, Dynegy Inc.; Interim President and Chief Executive Officer, Dynegy Inc.; President and Chief Executive Officer, Canadian National Railway Company

	Overall attendance: 100%
	Meeting attendance			Public company directorships in the past five years
	Board	8 of 8	100%	CPRC	2012 – present
	SOE	4 of 4	100%
				Dynegy Inc.	2011 (Mar – Dec)
				Canadian National Railway Company	1999 – 2010
	Securities held as at March 3, 2014
	Shares	DDSUs(a)	Options(a)	Meets or exceeds minimum shareholding requirements
	153,100	67,033	1,420,490	Yes

CANADIAN PACIFIC

Paul C. Hilal New York New York U.S.A Age: 47 Director Since May 17, 2012 Independent Results of 2013 votes: 97.9% in favour

Mr. Hilal is a Partner at Pershing Square Capital Management, L.P., an investment adviser with over $12 billion of assets under management. Pershing Square is a concentrated, research-intensive, fundamental value investor in the public markets. Mr. Hilal joined Pershing Square in 2006. From 2002 to 2005, he was the Managing Partner of Caliber Capital Management, an investment adviser. From 1998 to 2001, he ran the information technology sector investment program at Hilal Capital Management, also as an investment adviser. Before his investing career, Mr. Hilal worked as a Principal at Broadview Associates (1992-1997) as a mergers and acquisitions advisor.

From 1999 to 2000, Mr. Hilal served as the Chairman of the Board and Interim Chief Executive Officer of publicly traded Worldtalk Communications Corporation and served as a Director on the Board of Ceridian Corporation in 2007. Since 2012, Mr. Hilal has served as a director on the Board of The Grameen Foundation. Mr. Hilal has served as a trustee of the Supreme Court Historical Society since 2013.

Mr. Hilal received an A.B. degree in Biochemistry from Harvard College in 1988, a J.D. from Columbia University School of Law in 1992, and a Masters of Business Administration from Columbia University School of Business in 1992.

Principal Occupations Held in Last Five Years

Partner, Pershing Square Capital Management, L.P.

	Overall attendance: 100%
	Meeting attendance			Public company directorships in the past five years
	Board	8 of 8	100%	CPRC	2012 – present
	Compensation (Chair)	10 of 10	100%
	Finance	5 of 5	100%

	Securities held as at March 3, 2014
	Shares	DDSUs	Options	Meets or exceeds minimum shareholding requirements
	0(c)	0	0	Yes

2014 MANAGEMENT PROXY CIRCULAR                17

Krystyna T. Hoeg Toronto Ontario Canada Age: 64 Director Since May 11, 2007 Independent Results of 2013 votes: 97.9% in favour

Ms. Hoeg is the former President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine. She occupied this position from October 1996 to February 2007. She joined the Allied Domecq group of companies in 1985 and held a number of senior financial positions with Hiram Walker & Sons Ltd., Hiram Walker – G&W Ltd., Allied Domecq Spirits and Wine and Hiram Walker and Sons Limited, lastly as Senior Vice-President of Finance – the Americas.

Ms. Hoeg is currently a director of Imperial Oil Limited, Sun Life Financial Inc., and Samuel, Son & Co., Limited and was previously on the boards of Cineplex Galaxy Income Fund from 2006 to 2010. She is a past director of Ganong Bros. Limited, and Shoppers Drug Mart Corporation. Currently, Ms. Hoeg is Vice-chair of the Board of the Toronto East General Hospital. She was a director of the Woodrow Wilson Center, Canadian Institute (Advisory Council), Green Shield Canada and St. Michael’s Hospital Foundation, as well as the Business Advisory Council of United Nations Office for Project Services.

Ms. Hoeg is a Chartered Accountant (1982) and holds a Bachelor of Science from McMaster University, and a Bachelor of Commerce and a Masters of Science from the University of Windsor.

Principal Occupations Held in Last Five Years

Former President and Chief Executive Officer, Corby Distilleries Limited

	Overall Attendance: 96%
	Meeting Attendance			Public company directorships in the past five years
	Board	8 of 8	100%	CPRC	2007 – present
	Compensation	9 of 10	90%	Imperial Oil Limited	2008 – present
	Governance	8 of 8	100%	Shoppers Drug Mart Corporation	2006 – present
	(Chair)			Sun Life Financial Inc.	2002 – present

				Cineplex Galaxy Income Fund	2006 – 2010
	Securities held as at March 3, 2014
	Shares	DDSUs	Options	Meets or exceeds minimum shareholding requirements
	0	21,352	0	Yes

CANADIAN PACIFIC

Rebecca MacDonald North York Ontario Canada Age: 60 Director Since May 17, 2012 Independent Results of 2013 votes: 98.8% in favour

Ms. MacDonald is a founder and current Executive Chair of Just Energy Group Inc., a Toronto-based independent marketer of deregulated gas and electricity. Ms. MacDonald has been a director of Just Energy since 2001 and has held the position of Executive Chair since 2007. She served as President and Chief Executive Officer of Just Energy prior to becoming Executive Chair in 2007. In 1989, Ms. MacDonald founded Energy Marketing Inc., and in 1995 founded another company which aggregated customers within the U.K. natural gas deregulation.

Ms. MacDonald is a member of the Board of Governors of the Royal Ontario Museum and a member of the Board of the Horatio Alger Association in both Canada and the United States. She founded the Rebecca MacDonald Centre for Arthritis and Autoimmune Disease at Mount Sinai Hospital in Toronto. She is Vice-Chair of the Board of Directors of Mount Sinai Hospital.

Ms. MacDonald holds an honorary LLD degree from the University of Victoria.

Principal Occupations Held in Last Five Years

Founder, Executive Chair, Just Energy Group Inc.

	Overall attendance: 100%
	Meeting attendance			Public company directorships in the past five years
	Board	8 of 8	100%	CPRC	2012 – present
	Compensation	10 of 10	100%	Just Energy Group Inc.	2001 – present
	Governance	8 of 8	100%
	Securities held as at March 3, 2014
	Shares	DDSUs	Options	Meets or exceeds minimum shareholding requirements
	3,900	4,023	0	To be fully met by May 2017

2014 MANAGEMENT PROXY CIRCULAR                19

Dr. Anthony R. Melman Toronto Ontario Canada Age: 66 Director Since May 17, 2012 Independent Results of 2013 votes: 99.7% in favour

Dr. Melman is the President and CEO of Acasta Capital. Previously, Dr. Melman was a Managing Director and a Special Advisor, Strategic Acquisitions at Onex Corporation. Prior to joining Onex, he served as Senior Vice-President of CIBC. Dr. Melman was Chair of The Baycrest Centre for Geriatric Care, from 2006 – 2011, and is presently Executive Chair of Baycrest Global Solutions. He was also Chair of Cogniciti Inc. Dr. Melman served as a director at the Ontario Lottery and Gaming Corporation, and a director of Celestica Inc., ProSource Inc. and the University of Toronto Asset Management Corporation.

Dr. Melman holds a Bachelor of Science degree in Chemical Engineering from the University of the Witwatersrand, an M.B.A. degree (Gold Medalist) from the University of Cape Town and a Ph.D. in Finance from the University of the Witwatersrand.

Principal Occupations Held in Last Five Years

President and Chief Executive Officer, Acasta Capital; Chairman and CEO of Nevele Inc.

	Overall attendance: 94%
	Meeting attendance			Public company directorships in the past five years
	Board	7 of 8	88%	CPRC	2012 – present
	Finance (Chair)	5 of 5	100%
	SOE	4 of 4	100%	Celestica Inc.	1996 – 2008
	Securities held as at March 3, 2014
	Shares	DDSUs	Options	Meets or exceeds minimum shareholding requirements
	15,000	4,068	0	Yes

CANADIAN PACIFIC

Linda J. Morgan Bethesda Maryland U.S.A. Age: 61 Director since May 5, 2006 Independent Results of 2013 votes 99.1%

Ms. Morgan is a Partner at Nossaman LLP, a transportation law firm in the United States. Prior to joining Nossaman in 2011, she was a Partner at Covington & Burling LLP, a United States based international law firm. She serves on the Board of Visitors for the Georgetown University Law Centre and the Business Advisory Committee for Northwestern University’s Transportation Centre.

Ms. Morgan was previously Chairman of the United States Surface Transportation Board, the primary regulatory authority in the United States, and its predecessor the Interstate Commerce Commission from March 1995 to December 2002. Prior to joining the Interstate Commerce Commission, Ms. Morgan served as General Counsel to the Senate Committee on Commerce, Science and Transportation.

Ms. Morgan holds a Bachelor of Arts from Vassar College and a Juris Doctor Degree from the Georgetown University Law Centre. She is an alumna of the Harvard’s Program for Senior Managers in Government.

Principal Occupations Held in Last Five Years

Partner, Nossaman LLP; Of Counsel, Covington & Burling LLP; Partner, Covington & Burling LLP

	Overall attendance: 100%
	Meeting attendance			Public company directorships in the past five years
	Board	8 of 8	100%	CPRC	2006 – present
	Audit	8 of 8	100%
	SOE	4 of 4	100%
	Securities held as at March 3, 2014
	Shares	DDSUs	Options	Meets or exceeds minimum shareholding requirements
	0	25,285	0	Yes

2014 MANAGEMENT PROXY CIRCULAR                21

The Hon. Jim Prentice, P.C., Q.C. Calgary Alberta Canada Age: 57 Director Since June 7, 2013 Independent

The Hon. Jim Prentice is the Senior Executive Vice President and Vice Chairman of CIBC since 2011. He was elected in the House of Commons as a Member of Parliament in 2004 and was re-elected in 2006 and 2008. As a Member of Parliament he was Chair of the Operations Committee of Cabinet, Minister of Industry, Minister of the Environment, Minister of Indian Affairs and Northern Development, and a member of the Priorities Committee of Cabinet. Prior to being elected as a MP he practiced law in Calgary for over 20 years. Mr. Prentice is the Chair of the Prime Minister’s Advisory Committee on the Public Service. He is a member of the Board of Directors of Bell Canada, BCE Inc., Coril Holdings Inc., and is Canadian Chairman of the Trilateral Commission.

Mr. Prentice holds a Bachelor of Commerce (Distinction) from the University of Alberta, Bachelor of Laws from Dalhousie University, and an honourary Doctorate of Law from the University of Alberta. He was designated as Queen’s Counsel in 1992 and a Privy Councillor in 2006.

Principal Occupations Held in Last Five Years

Senior Executive Vice President and Vice Chairman of CIBC. He also served as Minister of Industry, the Minister of the Environment and the Minister of Indian Affairs and Northern Development for the Federal Government.

	Overall attendance: 100%
	Meeting attendance			Public company directorships in the past five years
	Board	3 of 3	100%	CPRC	2013 – present
	Governance	2 of 2	100%	BCE Inc.	2011 – present
	SOE	2 of 2	100%	Bell Canada	2011 – present
	Securities held as at March 3, 2014
	Shares	DDSUs	Options	Meets or exceeds minimum shareholding requirements
	0	1,489	0	To be fully met by June 2018

CANADIAN PACIFIC

Andrew F. Reardon Marco Island Florida U.S.A. Age: 68 Director since May 1, 2013 Independent Results of 2013 votes 99.7%

Mr. Reardon was an attorney at the law firm of Reardon & Chasar, LPA, which he co-founded in 2009 until he retired in December 2011. Prior to that, Mr. Reardon served as Chairman and Chief Executive Officer, and President and Chief Executive Officer from 2001 to 2008, and Vice President, Law and Human Resources from 1992 to 2000 of TTX Company, the leading railcar leasing company in North America. Previously, he was a Presidential Appointee to the Railroad Retirement Board and was the Senior Vice President, Law and Administration for Illinois Central Railroad. He is currently a director of Appvion Inc. where he serves on the Compensation Committee and chairs the Governance Committee.

Mr. Reardon was a Presidential Appointee confirmed by the US Senate from 1990-1992. He has also served on various railroad industry boards including TTX, Terminal Railroad Association of St. Louis, and the Peoria and Pekin Union Railway.

Mr. Reardon holds a Bachelor’s Degree from the University of Notre Dame, a Juris Doctor Degree from the University of Cincinnati and a Master’s Degree in Taxation from Washington University Law School. He served as an officer in the United States Navy from 1967 to 1971.

Principal Occupations Held in Last Five Years

Corporate Director; Attorney; Chairman and Chief Executive Officer, TTX Company, President and Chief Executive Officer, TTX Company

	Overall Attendance: 100%
	Meeting Attendance			Public company directorships in the past five years
	Board	5 of 5	100%	CPRC	2013 – present
	Compensation	4 of 4	100%	Appvion Inc.	2007 – present
	SOE	3 of 3	100%
	Securities held as at March 3, 2014
	Shares	DDSUs	Options	Meets or exceeds minimum shareholding requirements
	2,575	1,723	0	To be fully met by May 2018

2014 MANAGEMENT PROXY CIRCULAR                23

Stephen C. Tobias Garnett South Carolina U.S.A. Age: 69 Director Since May 17, 2012 Independent Results of 2013 votes: 98.6% in favour

Mr. Tobias is the former Vice Chairman and COO of Norfolk Southern Corporation. He began his career with Norfolk and Western. Between 1989 and 1998, Mr. Tobias was Vice-President of Transportation, Vice President Strategic Planning, Senior Vice President Operations, and Executive Vice President Operations before being named Vice Chairman and Chief Operating Officer in 1998.

He was on the Board of Directors of TTX Company, the Association of American Railroads (AAR); Transportation Technology Center, Inc.; and Norfolk Southern’s subsidiary Norfolk Southern Railway Company. He was also a member and Chairman of AAR’s Safety and Operations Management Committee and the AAR’s Security Committee. Mr. Tobias is currently a member of the board of directors of Plum Creek Timber Company, Inc. He is a former non-voting member of The Board of Visitors of The Citadel, The Military College of South Carolina, The Citadel Foundation (Chairman), and was a member of the Virginia Business Council. In 2008, Mr. Tobias was awarded Railway Age’s “Railroader of the Year” award.

Mr. Tobias was a Captain in the United States Army, and holds a B.A. from The Citadel, The Military College of South Carolina, and is a graduate of Harvard’s Advanced Management Program.

Principal Occupations Held in Last Five Years

Former Vice Chairman and Chief Operating Officer of Norfolk Southern Corporation; Interim Chief Executive Officer, Canadian Pacific Railway Limited; Vice-Chairman and Chief Operating Officer, Norfolk Southern Corporation

	Overall attendance: 93%
	Meeting attendance			Public company directorships in the past five years
	Board	8 of 8	100%	CPRC	2012 – present
	Compensation	9 of 10	90%	Plum Creek Timber Company, Inc.	2007 – present
	Governance	7 of 8	88%
	SOE (Chair)	4 of 4	100%
	Securities held as at March 3, 2014
	Shares	DDSUs	Options	Meets or exceeds minimum shareholding requirements
	4,000	8,188	0	Yes

Notes:

a)	Deferred share units were granted to Mr. Harrison pursuant to the Executive Deferred Share Unit Plan. Stock options granted to Mr. Harrison were granted pursuant to a stand-alone option agreement and pursuant to the Management Stock Option Incentive Plan.
b)	Mr. Harrison was a director of Dynegy Inc. (“Dynegy”) from March 9 to December 16, 2011 (Chairman from July 11 to December 16, 2011), as well as its Interim President and Chief Operating Officer from April 9 to July 11, 2011. On July 6, 2012, Dynegy filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code, such filing being primarily a technical step necessary to facilitate the restructuring of one or more Dynegy subsidiaries. Dynegy exited bankruptcy on October 1, 2012.
c)	Messrs. Ackman and Hilal are each investors in funds managed by Pershing Square Capital Management, L.P. that holds 17,159,888 Shares of the Corporation. Accordingly each has an indirect interest in such Shares. In addition, Mr. Ackman, as the Managing Member of PS Management GP, LLC, exercised control over the voting and disposition of such Shares. Each of Messrs. Ackman and Hilal has certified to CP that the magnitude of his indirect interest in such Shares satisfies the Corporation’s minimum shareholding requirement.

CANADIAN PACIFIC

BOARD TENURE

The following chart shows the tenure of the Corporation’s Board. The average tenure of CP’s Board is 2.4 years.

Board Tenure

as of March 3, 2014

DIRECTOR SKILLS MATRIX

The Governance Committee maintains and annually evaluates a matrix which summarizes the skills, experience, qualifications, and competencies identified as important for directors to provide effective oversight of the Corporation. The matrix below shows the areas of experience and expertise that the directors have indicated that they bring to the Board.

Skills, Experience, Qualifications and Competencies	W. Ackman	G. Colter	I. Courville	P. Haggis	E.H. Harrison	P. Hilal	K. Hoeg	R. MacDonald	A. Melman	L. Morgan	J. Prentice	A. Reardon	S. Tobias
Accounting/Financial Literacy and Expertise - based on the definitions of financial literacy/expert for members of the Audit Committee under securities laws	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓
Environment, Health and Safety - experience in oversight of environmental, health and safety matters, corporate responsibility or sustainable development			✓		✓					✓	✓	✓	✓

Executive Compensation/Human Resources - experience in oversight of compensation design and decision-making; experience with talent management, leadership development, succession planning and executive recruitment

	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓
Transportation Industry Knowledge - experience in, or knowledge of, transportation industry including strategic context and business issues facing the transportation industry		✓			✓				✓	✓	✓	✓	✓
Investment Management - experience in overseeing complex financial transactions, real estate, and investment management E.H. Harrison	✓	✓		✓	✓	✓	✓		✓			✓
Governance - experience in, or understanding of, governance practices in a public company; experience leading a culture of accountability and transparency	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management - experience in, or understanding of, risk assessments and systems and mitigation measures to oversee the management of risk		✓	✓	✓	✓		✓	✓	✓	✓		✓	✓
Sales and Marketing - experience as a senior executive in a product, service or distribution company or experience in supply chain management			✓	✓	✓		✓	✓				✓	✓
Senior Executive Leadership - broad business experience as a senior executive or director of a public company or other major organization	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓
Strategic Oversight - experience driving strategic direction and leading growth	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓

2014 MANAGEMENT PROXY CIRCULAR                25

DIRECTORS OF OTHER REPORTING ISSUERS

All of the current directors are also directors of CPRC which is a reporting issuer and is registered with the United States Securities and Exchange Commission.

The following table sets out other public company directorships and committee appointments for all Nominees:

Director	Other reporting issuers of which the director is a director	Committee Memberships
W.A. Ackman	• The Howard Hughes Corporation	• Compensation Committee
G.F. Colter	• Canadian Imperial Bank of Commerce	• Audit Committee • Corporate Governance Committee (Chair)
	• Core-Mark Holding Company, Inc.	• Audit Committee • Governance Committee (Chair)
	• Owens-Illinois Inc.	• Compensation Committee • Governance Committee (Chair)
I. Courville	• Laurentian Bank of Canada	• Audit Committee • Human Resources and Corporate Governance Committee
	• TVA Group	• Human Resources Committee
P.G. Haggis	• Advantage Oil & Gas Ltd.	• Audit Committee (Chair)
K.T. Hoeg	• Imperial Oil Limited	• Audit Committee • Nominations & Corporate Governance Committee • Executive Resources Committee (Chair) • Environment, Health & Safety Committee • Contributions Committee
	• Sun Life Financial Inc.	• Risk Review Committee • Management Resources Committee (Chair)
	• Shoppers Drug Mart	• Nominating and Governance Committee (Chair)
R. MacDonald	• Just Energy Group Inc.
J. Prentice	• BCE Inc. • Bell Canada	• Pension Fund Committee
A.F. Reardon	• Appvion Inc.	• Compensation Committee • Governance Committee (Chair)
S.C. Tobias	• Plum Creek Timber Company, Inc.	• Corporate Governance and Nominating Committee • Compensation Committee

CANADIAN PACIFIC

DIRECTOR ATTENDANCE

Regularly scheduled Board and committee meeting dates are established approximately two years in advance. Special meetings are also scheduled as needed and these meetings can be called on short notice. In 2013, the Board called 3 special meetings and the Compensation and Governance Committees each called special meetings.

Directors are expected to attend all regularly scheduled Board meetings and meetings of committees on which they serve and to exercise best efforts to attend all special meetings. In 2013, the Nominees attended over 98% of all Board and Committee meetings, as set forth below. From time to time, directors also attend meetings of committees on which they do not serve, on a non-voting basis.

Mr. Haggis, as Chairman of the Board, regularly attends committee meetings. In 2013, Mr. Haggis attended 97% of the 35 committee meetings.

Board and committee meeting materials are typically provided to the directors in advance of meetings. If a director is unable to attend a meeting, the director provides his or her comments to the Chair, Chair of the committee or the Corporate Secretary in advance of the meeting, and the recipient will ensure those comments and views are considered at the meeting.

The following table is a summary of each Nominee’s attendance at Board and committee meetings:

Director	Board Meetings Attended	Committee Meetings Attended	Total Meetings Attended
P.G. Haggis (Chair)	8 of 8	N/A	8 of 8	(100%)
W.A. Ackman	8 of 8	13 of 13	21 of 21	(100%)
G.F. Colter	8 of 8	17 of 17	25 of 25	(100%)
I. Courville	5 of 5	8 of 8	13 of 13	(100%)
E.H. Harrison	8 of 8	4 of 4	12 of 12	(100%)
P.C. Hilal	8 of 8	15 of 15	23 of 23	(100%)
K.T. Hoeg	8 of 8	17 of 18	25 of 26	(96%)
R. MacDonald	8 of 8	18 of 18	26 of 26	(100%)
A.R. Melman	7 of 8	9 of 9	16 of 17	(94%)
L.J. Morgan	8 of 8	12 of 12	20 of 20	(100%)
J. Prentice	3 of 3	4 of 4	7 of 7	(100%)
A.F. Reardon	5 of 5	7 of 7	12 of 12	(100%)
S.C. Tobias	8 of 8	20 of 22	28 of 30	(93%)
Totals	92 of 93	144 of 147	236 of 240	(98%)

ADDITIONAL INFORMATION ABOUT CURRENT DIRECTORS NOT STANDING FOR ELECTION

Mr. Richard C. Kelly, an independent director who has served as a director since July 2008, will not be standing for re-election at the Meeting. Mr. Kelly is the Retired Chairman and Chief Executive Officer of

Xcel Energy Inc., a utility supplier of electrical power and natural gas service in eight Western and Midwestern States. Mr. Kelly served as Chairman of the Corporation’s Audit Committee and a member of the SOE Committee. In 2013, Mr. Kelly attended 7 of 8 Board meetings, 8 of 8 Audit Committee meetings, and 4 of 4 SOE Committee meetings.

2014 MANAGEMENT PROXY CIRCULAR                27

DIRECTORS’ COMPENSATION

•	Director compensation is aligned with shareholder interests and compensates fairly based on market standards to attract and retain qualified directors

•	In 2013, director compensation changed to be comprised entirely of an annual retainer in the form of deferred share units with a one-year hold period

PHILOSOPHY

Canadian Pacific’s directors’ compensation program shares the same objectives with the Corporation’s executive compensation program, namely to: (i) attract and retain skilled director talent; and (ii) encourage alignment with shareholder interests. The compensation elements used to achieve these objectives consist of annual retainers, share ownership requirements and director deferred share units (“DDSUs”) granted under the Directors’ Deferred Share Unit Plan (the “DDSU Plan”). These elements are described in further detail below.

Messrs. Ackman and Hilal have elected not to receive any retainer or fees, nor any initial, annual or quarterly DDSUs, in connection with their service on the Board or any committees.

Directors who are also employees of CP do not receive any compensation for Board or committee service.

DIRECTORS 2013 COMPENSATION

The Corporate Governance and Nominating Committee reviews directors’ compensation on an annual basis after considering the advice of an independent compensation consultant, taking into account such factors as the time commitment, compensation provided by comparable companies, and responsibilities of directors.

The comparator group used to establish competitive pay practices for directors’ compensation is the same peer group as used for executives set out in Schedule “B”.

Starting July 1, 2013, the Board adopted a flat fee structure for director compensation, comprised entirely of deferred share units with a one-year hold period. The flat fee structure is simpler to administer and disclose, and aligns with the ongoing responsibilities of the Board of Directors. Attendance at meetings is an important component of the role of a director; however, CP’s Board provides continual oversight to the Company and a flat fee structure better compensates for this responsibility.

Item or Service	Annual Retainer
Board Chair Retainer	$350,000
Director Retainer	$200,000
Committee Chair Retainer	$20,000

Prior to July 1, 2013 non-employee directors received an annual retainer for participating on the Board of $140,000. Annual committee retainers were also provided of $3,500 for all committees with the exception of the Audit Committee, where the annual retainer was $7,000. Committee chairs received an annual retainer of $7,000 with the exception of the Chair of the Audit Committee who received an annual retainer of $12,000. In addition to annual retainers, meeting fees were also a component of directors’ compensation. A fee of $1,500 was provided to non-employee directors for every meeting attended whether by telephone or in person. At times when meetings were scheduled over a two-day period, directors received a fee for each day.

Directors not resident in Canada are paid the same face amount of annual retainers and meeting fees in U.S. dollars. Directors are reimbursed for travel and out-of-pocket expenses related to the Board and committee meetings.

Directors’ Deferred Share Unit Plan

Effective in 2014, all directors will receive their annual retainer entirely in the form of DDSUs. A DDSU is a bookkeeping entry having the same value as one Share, but is not paid out in cash until the director leaves the Board, thereby providing an ongoing equity stake in the Corporation throughout the director’s tenure. DDSUs earn dividends in the form of additional DDSUs at the same rate as dividends on Shares. After leaving the Board, the director will receive a cash amount equal to the value of the DDSUs held by such director, based on the market value of the Shares at that time, minus applicable withholding taxes. Effective in 2014, a one-year hold period was introduced such that directors most hold the share units for one year after leaving the Board.

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In 2013, under the DDSU Plan, each director was permitted to elect annually to receive all or a portion of his or her annual cash retainer and committee and meeting fees in the form of DDSUs. To participate in this aspect of the DDSU Plan, the director’s election needed to be received prior to the beginning of each calendar year. Commencing in 2014, directors will receive their entire retainer in DDSUs.

Only non-employee directors participate in the DDSU Plan.

Directors’ Stock Option Plan

On July 21, 2003, the Board of Directors suspended all further grants of stock options (“Options”) under the Directors’ Stock Option Plan (“DSOP”). All unexcersized options granted to independent directors expired in 2013. There are no option grants outstanding under this program.

Director Share Ownership Requirements

To enhance the alignment of directors’ interests with those of shareholders, non-employee directors are required to hold $1,000,000 in Shares/DDSUs within five years of their initial election or appointment to the Board. The Chairman of the Board is required to hold $1,750,000 in Shares/DDSUs within five years of the Chair’s initial appointment. These amounts represent five times their respective annual retainers. This multiple was increased from three to five times by the Board, effective October 26, 2012. The share ownership requirement may alternatively be satisfied through an indirect interest in Shares.

Directors’ Compensation Consultant

In discharging its mandate, the Governance Committee engaged Meridian Compensation Partners to provide expertise and advice on matters relating to director compensation. This included providing market compensation information and advice on appropriate comparator organizations, current market practice and best practices with regard to director compensation. The decisions made by the Governance Committee are its responsibility and may reflect factors and considerations other than the information and recommendations provided by Meridian Compensation Partners.

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The following table sets out each Nominee’s equity ownership interest in the Corporation as at December 31, 2013 and 2012 (if applicable), the total value of Shares and DDSUs held, and the amount needed to meet the minimum share ownership requirement.

Director	Year	Number of Shares		Number of DDSUs	Total Number of Shares and DDSUs		Total At- Risk Value of Shares and DDSUs ($)		Multiple of Minimum Shareholding Requirement		Minimum Shareholding Requirement ($)	Value At Risk as a Multiple of Annual Retainers & Stock Based Comp	Has Achieved Minimum Shareholding Requirement
P.G. Haggis	2013	1,500		6,030	7,530		1,209,695		0.69		1,750,000	3.5	No –
	2012	1,500		3,370	4,870		491,383						To be met by
	Change	0		2,660	2,660		718,312						May 2017
W.A. Ackman	2013		(a)	0		(a)		(a)		(a)	1,000,000	n/a	Yes	(a)
G.F. Colter	2013	1,500		4,096	5,596		898,997		0.90		1,000,000	4.0	No –
	2012	1,500		2,401	3,901		393,611						To be met by
	Change	0		1,695	1,695		505,386						May 2017
I. Courville	2013	900		1,659	2,559		411,103		0.41		1,000,000	1.9	No – To be met by May 2018
E.H. Harrison	2013	153,100		38,546	191,646		29,866,969		2.72		11,000,000	N/A	Yes
	2012	152,700		25,098	177,798		18,060,606
	Change	400		13,448	13,848		11,806,363
P.C. Hilal	2013		(a)	0		(a)		(a)		(a)	1,000,000	n/a	Yes	(a)
K.T. Hoeg	2013	0		21,307	21,307		3,422,970		3.42		1,000,000	18.5	Yes
	2012	0		19,315	19,315		1,948,884
	Change	0		1,992	1,992		1,474,086
R.C. Kelly	2013	0		15,053	15,053		2,418,264		2.42		1,000,000	10.2	Yes
	2012	0		13,611	13,611		1,373,350
	Change	0		1,442	1,442		1,044,914
R. MacDonald	2013	3,900		4,016	7,916		1,271,705		1.27		1,000,000	5.7	Yes
	2012	3,900		2,323	6,223		627,901
	Change	0		1,693	1,693		643,804
A.R. Melman	2013	15,000		4,061	19,061		3,062,150		3.06		1,000,000	13.7	Yes
	2012	15,000		2,365	17,365		1,752,129
	Change	0		1,696	1,696		1,310,021
L.J. Morgan	2013	0		25,230	25,230		4,053,200		4.05		1,000,000	18.3	Yes
	2012	0		23,305	23,305		2,351,475
	Change	0		1,925	1,925		1,701,725
J. Prentice	2013	0		1,486	1,486		238,726		0.24		1,000,000	1.2	No – To be met by June 2018
A.F. Reardon	2013	2,575		1,720	4,295		689,992		0.69		1,000,000	3.0	No – To be met by May 2018
S.C. Tobias	2013	4,000		8,167	12,167		1,954,629		1.95		1,000,000	7.9	Yes
	2012	4,000		6,770	10,770		1,086,693
	Change	0		1,397	1,397		867,936

Notes:

(a)	Messrs. Ackman and Hilal are each investors in funds managed by Pershing Square Capital Management, L.P. that holds 17,159,888 Shares of the Corporation. Accordingly each has an indirect interest in such Shares. In addition, Mr. Ackman, as the Managing Member of PS Management GP, LLC, exercised control over the voting and disposition of such Shares. Each of Messrs. Ackman and Hilal has certified to CP that the magnitude of his indirect interest in such Shares satisfies the Corporation’s minimum shareholding requirement.

Total dollar values determined by reference to the DDSUs owned by the directors and the closing price of Shares on the TSX on December 31, 2013 ($160.65) and December 31, 2012 ($100.90).

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Directors’ Compensation Table

The following table provides the total compensation received by non-employee directors who served at any time during 2013.

Name	Fees			Stock Based Compensation DDSUs ($)	Total Compensation ($)	% of Total Compensation Taken in DDSUs
	Total Fees Earned ($)	Amount of Fees in DDSUs ($)	Amount of Fees in Cash ($)
P.G. Haggis	195,000	195,000	0	155,000	350,000	100
W.A. Ackman	0	0	0	0	0	0
G.F. Colter	122,750	122,750	0	100,000	222,750	100
I. Courville	86,440	86,440	0	133,379	219,819	100
P.C. Hilal	0	0	0	0	0	0
K. T. Hoeg	137,500	137,500	0	100,000	237,500	100
R.C. Kelly	135,174	67,587	67,587	102,990	238,164	72
R. MacDonald	122,500	122,500	0	100,000	222,500	100
J. Manley (former Director)	27,414	13,707	13,707	16,758	44,172	69
A.R. Melman	124,000	124,000	0	100,000	224,000	100
L.J. Morgan	118,696	118,696	0	102,990	221,686	100
M. Paquin (former Director)	24,742	12,371	12,371	16,758	41,500	70
J. Prentice	77,630	76,315	1,315	128,297	205,927	99
A.F. Reardon	89,967	89,967	0	137,367	227,334	100
H. Richardson (former Director)	28,914	28,914	0	16,758	45,672	100
S.C. Tobias	143,414	71,707	71,707	102,990	246,404	71

Notes:

Payments made in U.S. dollars were converted into Canadian dollars using an average rate of exchange for 2013 of 1.0299 Canadian dollars per United States dollar.

Messrs. Ackman and Hilal have elected not to receive any retainer or fees, nor any initial, annual or quarterly DDSUs, in connection with their service on the Board or any committees.

The total compensation received by non-employee directors in 2013 was approximately $2,747,428. This amount includes the approximate dollar value of DDSUs credited to the directors’ respective DDSU accounts in 2013.

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BOARD AND COMMITTEES

The Board is responsible for the stewardship of the Corporation and for monitoring the actions of, and providing guidance and direction to management.

In fulfilling its mandate, the Board has established the following board committees: Audit (the “Audit Committee”), Corporate Governance and Nominating (the “Governance Committee”), Finance (the “Finance Committee”), Management Resources and Compensation (the “Compensation Committee”) and the Safety, Operations and Environment (the “SOE Committee”). The Board has approved the terms of reference for each of its committees and delegated responsibilities as set out in those mandates. Such terms of reference may be found at www.cpr.ca.

All members of the Audit Committee are “financially literate” as required by the New York Stock Exchange (“NYSE”) and the Canadian Securities Administrators (“CSA”). Mr. Colter and Mr. Kelly have been determined to meet the Audit Committee financial expert criteria prescribed by the U.S. Securities and Exchange Commission (“SEC”). All members of each Committee met Board approved independence standards. Standards derived from the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cpr.ca.

Every year the Board and each Committee reviews its terms of reference and evaluates whether it fulfills that mandate. Each Committee is satisfied that it has fulfilled all responsibilities under its terms of reference.

REPORT OF THE SAFETY, OPERATIONS AND ENVIRONMENT COMMITTEE

The SOE Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE	Responsible for providing oversight on health, safety, security and environmental issues and the operations of the Corporation. Reviews practices and procedures in light of changes to applicable legislation, regulatory requirements and industry standards.

HIGHLIGHTS MEMBERSHIP S.C. Tobias (Chair) I. Courville E.H. Harrison A.R. Melman L.J. Morgan J. Prentice A.F. Reardon

The SOE Committee, in accordance with its mandate, accomplished the following:

Oversight of Health, Safety, Security and Environmental Issues

• Reviewed and made recommendations on matters relating to the environment, safety, and occupational health

• Reviewed management’s efforts focused on prevention and mitigation of problems and incidents related to significant environmental, safety, and occupational health issues, and major hazard analysis

• Reviewed legislation and regulatory changes in Canada & U.S.

• Reviewed operational performance to ensure the continued alignment of the operational plans

• Reviewed specific programs and initiatives aimed at improving operational performance

• Reviewed key safety performance metrics

• Reviewed the 2013 Safety Plan and the 2013 Environmental Plan

• Reviewed operational plans and objectives included in the Corporation’s strategic plan

Risk Oversight

• Reviewed key issues and risks, opportunities and strategies with respect to health, safety, security and environmental issues

• Reviewed risks that relate to the development and implementation of Corporation’s operations

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REPORT OF THE AUDIT COMMITTEE

The Audit Committee is satisfied it has fulfilled all responsibilities under its Terms of Reference.

MANDATE	Responsible for fulfilling public company audit committee legal obligations and assisting the Board of Directors in fulfilling its oversight responsibilities in relation to the disclosure of financial statements and information derived from financial statements, including the review of the annual and interim financial statements of the Corporation, the integrity and quality of the Corporation’s financial reporting and internal controls, the Corporation’s compliance with applicable legal and regulatory requirements, and the qualifications, independence, engagement, compensation and performance of the Corporation’s external auditors, and the performance of the Corporation’s internal audit function.

HIGHLIGHTS MEMBERSHIP R.C. Kelly (Chair) G.F. Colter I. Courville L.J. Morgan

The Audit Committee, in accordance with its mandate, accomplished the following:

External Auditors

•  Obtained and reviewed the external auditors’ annual audit of the year-end financial statements and reports describing all work performed, the outcome of the audit and a formal opinion on the financial statements of the Company

•  Received a report summarizing all required communications from the auditors to ensure that all applicable standards for communications with audit committees were complied with

•  Met with management, Internal Audit and the external auditors to review annual and interim financial statements, the related Management’s Discussion and Analysis (“MD&A”) and earnings releases prior to publication

•  Obtained assurance from the external auditors that the audit was conducted in a manner consistent with accepted audit standards

•  Reviewed with the Chief Legal Officer, the Corporation’s compliance with applicable legal and regulatory requirements

•  Reviewed external auditor’s compensation and recommended for Board approval

•  Reviewed external auditor’s internal quality control reports

•  Reviewed and accepted the independence of the external auditor

•  Reviewed and approved the external auditors’ annual audit plans

Internal Audit

•  Reviewed and approved internal auditors’ annual audit plan

•  Reviewed reports and recommendations relating to internal audit issues, and monitored management’s response to any issues identified

Internal Controls

•  Reviewed with management, the internal auditors and external auditors, the Corporation’s financial reporting processes and its internal controls

•  Established procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters

•  Reviewed with the internal auditors the adequacy of internal controls and procedures

Risk Oversight

•  Monitored material financial disclosure

•  Reviewed the Corporation’s program of insurance to mitigate risks

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REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Governance Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE	Responsible for monitoring and assessing the functioning of the Board and Committees, and for developing and implementing good corporate governance practices. Identifies individuals qualified to become Board Members and recommends to the Board the director nominees for the annual meetings of shareholders.

HIGHLIGHTS MEMBERSHIP K.T. Hoeg (Chair) W.A. Ackman R. MacDonald J. Prentice S.C. Tobias

The Governance Committee, in accordance with its mandate, accomplished the following:

Board Composition, Director Qualifications and Director Nominations

•Reviewed the competencies and skills that the Board as a whole should possess

•Reviewed the competencies, skills and other diverse qualities that the existing directors possess

•Reviewed policy respecting the retirement age for directors and determined to remove a mandatory retirement age

•Recruited 3 new directors in 2013

Effectiveness of Board, Committees and Directors

•Reviewed and evaluated the performance and effectiveness of the Board, its Committees, individual Directors, the Chairman of the Board

•Retained external advisor for assessment of Board performance

•Assessed the effectiveness of the working relationship and communications between the Board and management

•Assessed the availability, relevance and timeliness of information required by the Board

•Reviewed and revised the terms of reference of the Board and each Committee

•Reviewed position descriptions for Board Chair, CEO and Committee Chairs

Corporate Governance

•Reviewed and amended the corporate governance principles and guidelines for the Corporation

•Reviewed corporate governance disclosures and monitored legal and regulatory requirements, as well as best practices

Directors Orientation and Education

•Reviewed orientation and continuing education programs for directors

Directors’ Compensation

•Reviewed directors’ compensation and implemented flat fee retainers

Risk Oversight

•Monitored the Board’s oversight of enterprise risk management

•Reviewed and reported to the Board on a process to determine in light of the risks and opportunities facing the Corporation what skills and personal qualities are required for new directors

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REPORT OF THE FINANCE COMMITTEE

The Finance Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE	Responsible for assisting the Board in fulfilling its responsibility to oversee the Corporation’s financial position, financing plans, programs and dividend policy; strategic options and opportunities for the Corporation, including acquisitions and divestitures. Oversight of the pension plans sponsored by the Corporation and its subsidiaries.

HIGHLIGHTS MEMBERSHIP A.R. Melman (Chair) W.A. Ackman G.F. Colter P. Hilal R.C. Kelly

The Finance Committee in accordance with its mandate, accomplished the following:

Finance Matters

•Oversaw the Corporation’s capital structure, cash flows and key financial ratios

•Reviewed the Corporation’s credit facilities, and compliance with financial covenants

•Reviewed major financings, offering documents and financing plans and strategies, recommending the renewal of the Corporation’s debt and equity shelf prospectuses

•Reviewed the Corporation’s credit ratings and monitored the Corporation’s activities relating to credit rating agencies

•Reviewed strategic options and opportunities for the Corporation, including the sale of a portion of the Dakota, Minnesota & Eastern Railroad

•Reviewed the Corporation’s real estate portfolio

•Reviewed the operating and capital budgets for the Corporation

Pension Matters

•Exercised oversight responsibilities of pension matters

•Appointed pension fund auditors

•Received the annual audited pension fund financial statements and reviewed the auditors’ reports

•Revised the Statement of Investment Policy

•Selected new investment managers

Risk Oversight

•Reviewed financial risks, risk assessment and risk management policies relative to financial risk that may impact the Corporation

•Reviewed and made recommendations relating to the financial policies of the Corporation generally and management’s plans relating to Treasury operations

•Oversaw financial risks and contingent exposure

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REPORT OF THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

The Compensation Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE	Responsible for fulfilling public company compensation legal obligations and assisting the Board with its responsibility relating to the appointment, compensation and reporting relationships of the Corporation’s executives. Reviews the Corporation’s compensation philosophy and programs; the adoption and amendment of incentive compensation plans, and retirement plans. Establishes the performance objectives and performance evaluations for senior officers. Reviews organizational health, and succession planning.

HIGHLIGHTS MEMBERSHIP P. Hilal (Chair) K.T. Hoeg R. MacDonald A.F. Reardon S.C. Tobias

The Compensation Committee, in accordance with its mandate, accomplished the following:

Succession Planning

•Undertook succession planning for senior management positions in the Corporation, and reviewed processes to identify, develop and retain executive talent

•Appointed persons as officers of the Corporation including a new President and Chief Operating Officer, Keith Creel, and an Executive Vice-President and Chief Financial Officer, Bart Demosky

Compensation Philosophy

•Reviewed the compensation philosophy and programs of the Corporation generally and reviewed reports from independent advisors

•Considered total compensation for named executives

•Recommended long-term and short-term incentive plans and metrics for 2014

•Approved awards under long-term and short-term incentive plans for 2013

•Reviewed and made recommendations to the Board concerning executive share ownership guidelines and monitored compliance

•Reviewed guidelines for adjustments under annual incentive plans

Chief Executive Officer Performance and Compensation

•Established the performance objectives and the process for evaluating the performance of the CEO

•Conducted performance evaluations of the CEO in accordance with the performance evaluation process

•Reviewed and made recommendations to the independent directors of the Board on the level of compensation to be paid to the CEO

Other Duties and Responsibilities

•Approved pension plan amendments including pension caps

Risk Oversight

•Reviewed Corporation’s compensation plans with the view towards not encouraging excessive or undue risk taking

•Oversight of risk associated with the compensation philosophy and programs

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2013 EXECUTIVE COMPENSATION

38	Letter to shareholders
39	Statement of executive compensation
	39	Management Resources and Compensation Committee
	40	Principles and objectives of executive Compensation program
Recruitment of senior executives
Executive compensation consultants
42	Compensation discussion and analysis
	42	Executive Summary
Named executive officers
Compensation framework for executive officers
2013 Annual incentive results
2013 Long-term incentive grants and payments
Risk profile and risk management
43	Compensation elements for executive officers
45	2013 Compensation and performance
Base Salary
Annual incentive plan
Long-term incentive compensation
48	Other key compensation policies of the company
Executive perquisites
Employee share purchase plan
Share ownership requirements
Hold policy for the CEO

No hedging policy
Executive compensation clawback
Governance structure and risk mitigation in compensation programs
51	Performance graph
53	Named executive officer compensation for 2013
	53	CEO
	55	Other Current Named Executive Officers
59	Compensation details
59	Summary compensation table
61	Incentive Plan Awards
Incentive plan awards – outstanding Share- Based and option – based awards
Incentive plan awards – value vested or earned during the year
Options exercised during the financial year
62	Management stock option incentive plan
64	Pension plan benefits
Defined benefit table
Defined contribution table
Deferred compensation plans
67	Termination and change in control benefits
Change in control agreements
Compensation on termination of Employment
Employment agreements – terminations without cause

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2013 EXECUTIVE COMPENSATION LETTER TO SHAREHOLDERS

To our Fellow Shareholders:

Canadian Pacific delivered truly extraordinary results in 2013, despite major challenges that included a 100-year flood that crippled much of the Calgary, Alberta area. The Company set numerous operating and financial performance records, while delivering the best service in its history, and maintaining excellent safety performance. The Company’s dedicated employees and leadership have driven this transformation, and future success is dependent on our continued ability to attract and retain the best possible talent. We are pleased to report that it has been another excellent year in this regard.

In our last letter, we discussed the addition of CEO Hunter Harrison and President and COO Keith Creel in June, 2012 and February, 2013 respectively. In addition, we were very pleased to announce in November, 2013, that we had attracted Bart Demosky as our new CFO to build upon the valuable contributions of our retiring CFO Brian Grassby. Mr. Demosky joins us from his former post as CFO of Suncor, and brings with him a wealth of experience and insights he has earned from his 25 years of experience. His financial package reflects the balance of base salary, short and long-term incentives needed to attract and retain a financial officer of his calibre. We are pleased to note that Mr. Demosky elected to replace the forgone equity of his previous employer with CP equity.

We continued to build the depth of our operations leadership through the selective recruitment of three experienced professionals to serve as vice presidents in operations. Mr. Robert Johnson (formerly of BNSF), Mr. Tony Marquis (formerly of FENOCO (Columbia) and CN) and Mr. Tom Lambrecht (formerly of BNSF) are highly respected professionals who are noted for their operational and leadership strengths. They will help us develop the next generation of leadership for our railroad.

The Board and the Company’s leaders are critical to setting the “tone from the top” on safety. Our philosophy here is simple – Don’t get anyone hurt and protect the environment, the communities in which we operate and our customers’ merchandise. The critical importance of safety and environment transcends statistics or any compensation incentives – it must be in the core of our culture. Every operating officer’s safety performance is measured and he or she is held accountable for it. Furthermore, bonuses, including the CEO’s bonus, are explicitly conditioned on the railroad operating safely.

This year took us further and faster than most people would have ever thought possible. The Management Resources and Compensation Committee and the Board have worked closely with the management of the Company to quickly make fact-based decisions that have supported the magnitude and velocity of the changes we have seen. On behalf of the Board and the Company’s shareholders, we would like to thank the Company’s leadership and employees for the outstanding results they safely deliver every day.

Sincerely,

/s/ Paul Hilal Paul Hilal	/s/ Paul G. Haggis Paul Haggis
Chair of the Management Resources and Compensation Committee	Chairman of the Board

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STATEMENT OF EXECUTIVE COMPENSATION

MANAGEMENT RESOURCES AND COMPENSATION

COMMITTEE

Composition of the Management Resources and Compensation Committee

CP’s Management Resources and Compensation Committee (the “Committee”) comprises five independent directors: Paul Hilal (Chair), Krystyna Hoeg, Rebecca MacDonald, Andrew Reardon, and Stephen Tobias.

Each member of the Committee has education, skills and experience which are relevant to the performance of their responsibilities as a member of the Committee. The following skills and experience enable the Committee to make decisions on the suitability of CP’s compensation policies and practices:

* Paul Hilal (Chair) is a Partner at Pershing Square Capital Management, L.P., an investment advisor with approximately $12 billion of assets under management. Mr. Hilal received an A.B. degree in Biochemistry from Harvard College in 1988, a J.D. from Columbia University in 1992, and a Masters of Business Administration from Columbia University School of Business in 1992. The Committee benefits from Mr. Hilal’s extensive experience assessing compensation and related issues from a shareholder’s perspective. His experience as a professional investor enables him to provide strong financial oversight to compensation policies and practices.

* Krystyna Hoeg is the former President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine. As Chief Executive Officer, the Vice President of Human Resources reported directly to Ms. Hoeg providing her with direct experience overseeing executive compensation and other human resource matters. She has also served on the human resource committees of various other public companies including currently chairing the Executive Resources Committee at Imperial Oil Limited and the Management Resources Committee at Sun Life Financial Inc.

* Rebecca Macdonald is a founder and current Executive Chair of Just Energy Group Inc., a

Toronto-based independent marketer of deregulated gas and electricity. She served as President and Chief Executive Officer of Just Energy prior to becoming Executive Chair in 2007. As Chief Executive Officer, the head of the human resources department reported directly to her. Ms. Macdonald has strong succession planning experience including her development of candidates in preparation for her succession as Chief Executive Officer of Just Energy.

* Andrew Reardon is a thirty-two year veteran of the railroad industry and is the former Chairman and Chief Executive Officer of TTX Company, the leading railcar leasing company in North America. Prior to his appointment as Chairman and CEO, Mr. Reardon served as the Vice-President, Law and Human Resources of TTX Company from 1992 to 2000. Previously, he was a Presidential Appointee to the US Railroad Retirement Board. His railroad experience includes service as the Sr. Vice-President Law and Administration at the Illinois Central Transportation Company. At both TTX and the Illinois Central, Mr. Reardon was responsible for all compensation practices and policies as well as all labor matters including direct involvement in union contract negotiations. Mr. Reardon has extensive experience in compensation policies and practices, discussion of compensation matters with investors, talent development, succession planning, executive recruitment and compensation, pension benefits and human resource management in the rail industry. Mr. Reardon is on the Board of Directors of Appvion Inc. (formerly Appleton Papers, Inc) where he serves on the Compensation Committee.

* Stephen Tobias is a forty-year veteran of the railroad industry and the former Vice-Chairman and Chief Operations Officer of Norfolk Southern Corporation. Mr. Tobias has extensive experience in talent development, succession planning, and human resource and executive compensation policies and practices in the rail industry. He also brings strong oversight in labour matters. Mr. Tobias is a member of the Compensation Committee of Plum Creek Timber Company, Inc.

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Overall, Committee members possess human resources and compensation-related experience in the following areas of expertise:

• Direct responsibility for executive compensation matters
• Membership on Other HR Committees
• Experience in compensation plan design and administration, compensation decision-making including risk-related aspects and understanding of the Board’s role in the oversight of these practices
• Understanding the principles and practices related to leadership development, talent management, succession planning, employment contracts
• Engagement with Investors and Investor Representatives on Compensation Issues
• Oversight of Financial Analysis Related to Compensation Plan Design and Practices
• Oversight of Labour Matters and a Unionized Workforce
• Pension Benefit Oversight
• Recruitment of Senior Executives
• Oversight of Risk in Compensation Plan Design and Practice

PRINCIPLES AND OBJECTIVES OF EXECUTIVE COMPENSATION PROGRAM

CP’s executive compensation program is closely linked to the crucial metrics which will drive the achievement of the organization’s strategic plan and create shareholder value. We are creating a railroad-focused culture with compensation plans designed to align management compensation with shareholder interests. For executive officers, the majority of their pay is at risk and will be earned only through the successful execution of CP’s strategic plan.

The Committee is committed to a compensation program that drives short and long-term business performance, is competitive and encourages broad share ownership. Our executive compensation program is weighted towards pay-for-performance components that are integrated into a comprehensive executive compensation program designed to be aligned with shareholders’ interests, is competitive in attracting and retaining talent, and provides adequate compensation to motivate sustained performance of executives and support the achievement of corporate and individual objectives.

Recruitment of Senior Executives

In 2013, CP continued to round out its senior leadership team and put the additional pieces of its longer term succession plan in place. On February 5th, Keith Creel was appointed President and Chief Operating Officer with Mr. Harrison remaining Chief Executive Officer of the Company. Mr. Creel previously served as the Executive Vice-President and Chief Operating Officer of Canadian National Railway Company. His leadership and operating knowledge have added considerable strength and operating expertise to CP’s team and he is a key part of CP’s succession plan.

On December 28th, 2013, Bart Demosky was appointed Executive Vice-President and Chief Financial Officer of the Company. Mr. Demosky joined CP from Suncor Energy Inc. where he had been Chief Financial Officer since 2009. His breadth of business experience and financial talent expands our senior executive bench strength and contributes to the coaching and developing talent for our financial group.

In addition to these appointments, a number of other external hires and high potential employees were placed in critical management and executive positions, designed to provide development and experience necessary to allow them to take on more senior roles with CP.

Executive Compensation Consultants

The Committee and management retain separate independent executive compensation advisors.

Committee Advisors

In 2013 the Committee continued to engage Meridian Compensation Partners LLC (“Meridian”) as its independent compensation consultant. Meridian was originally retained by the Committee in 2012. Meridian has agreed not to perform any work for management. During 2013, the services performed by Meridian related to expertise and

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advice to the Committee on executive compensation. The Chair of the Committee approves all fees and work performed by Meridian. In addition, to ensure independence, the Compensation Committee has a policy that management must receive pre-approval from the Committee for any executive compensation services provided by the Committee’s compensation consultant. Meridian’s fees were $302,951 for 2013 and $33,810 for 2012.

During the first part of 2012, the Committee retained Towers Watson as their compensation advisor. Towers Watson provided market information and survey results relating to executive and director compensation including information on trends used in the development and oversight of compensation policies and programs. The fees for these services amounted to $266,562. This represented 9.1% of the $2,928,729 paid in total to Towers Watson for all fees, including all consulting services provided to management including actuarial, pension asset consulting and benefit services.

Management Advisors

In 2013, Management engaged Towers Watson to provide market data and survey results relating to executive compensation. Total fees paid in this regard were $78,169.

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COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Named Executive Officers

For 2013, the Named Executive Officers (NEOs) are: E. Hunter Harrison, Chief Executive Officer (“CEO”), Keith Creel, President and Chief Operating Officer (“COO”), Bart Demosky, Executive Vice-President and Chief Financial Officer (“CFO”), Jane O’Hagan, Executive Vice-President and Chief Marketing Officer (“CMO”), and Paul Guthrie, Chief Legal Officer (collectively, “Current NEOs”). Brian Grassby, former Senior Vice-President and CFO who retired at the end of the year, was also a NEO in 2013.

Compensation Framework for Executive Officers

CP maintains a comprehensive executive compensation program including base salary, annual incentives, long-term incentives, pension benefits and executive perquisites. Decisions on level of pay for NEOs and all other executive officers reporting to the CEO are made by the Compensation Committee and are based on an executive compensation policy designed to position total direct compensation close to the 50th percentile of Class I Railroads with additional reference made to similar positions in a peer group which includes companies from one third to three times the asset size of CP. More information on our comparator group can be found on page 43.

2013 Annual Incentive Results

The 2013 annual incentive plan was based on three metrics: operating income, operating ratio and free cash flow. These measures were chosen because they support CP’s strategic plan. Overall, corporate performance for 2013 was exceptional, with financial results exceeding the targets for all three measures. In determining these results for annual incentive purposes, the Board exercised its discretion to exclude a number of charges that occurred throughout the year. Consequently, the Board of Directors approved a payout of 194% for the corporate component of the Plan. Further information on the 2013 annual incentive plan can be found on page 45.

Each NEO has a target annual incentive based on corporate performance as well as individual performance. The Committee assessed the individual performance of the CEO and reviewed the CEO’s assessment of the individual performance of the NEOs. This individual performance assessment combined with corporate performance forms the basis for the level of annual incentive payouts for each executive provided in the Summary Compensation Table on page 59.

2013 Long-Term Incentive Grants

To support CP’s strategic plan and align the interests of management with the interests of shareholders, long-term incentives are comprised of 50% performance share units (“PSUs”) and 50% conventional stock options (“Options”). To determine the appropriate value of long-term incentive grants provided to NEOs, based on our established comparator group, the Committee considered external market data together with factors including leadership and talent retention.

Summary of Risk Profile and Risk Management

The Compensation Committee oversees risk management related to executive compensation and considers the implications of the risks associated with CP’s compensation policies and practices. Broad-based short-term and long-term incentive plans as well as the executive compensation program are aligned with CP’s strategic plan and enterprise risk management practices. Our compensation programs, policies and practices operate to encourage the right behaviours, to reward performance and to align with long-term shareholder interests. Risks are mitigated through appropriate plan design, implementation of risk mitigating policies, and specific risk mitigation measures discussed on page 49.

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COMPENSATION ELEMENTS FOR EXECUTIVE OFFICERS

CP’s executive compensation program and policies are designed to provide a clear link between our long-term strategy, business plans, and executive compensation. We pay for performance and a significant portion of executive compensation is tied to meeting key corporate objectives that drive shareholder return. Plans are also designed to be competitive to attract and retain top talent.

Comparator Group

The Committee reviews the compensation of each NEO and other select senior officers upon appointment and on an annual basis. In determining compensation for the NEOs and other executive officers reporting to the CEO, the Committee considers a comparator group of the following Class I Railroads: Burlington Northern Railroad, Canadian National Railway Company, CSX Corporation, Kansas City Southern Railroad, Norfolk Southern Corporation and Union Pacific Corporation. This comparator group reflects CP’s need to attract and retain experienced railroad executives. We have balanced this North American focus by continuing to use a secondary reference point to verify the alignment with general compensation trends and benchmark pay levels. This secondary reference group was reviewed and revised by the Committee in 2013, to a group of capital intensive Canadian businesses ranging from one-third to three times the size of CP on an asset basis, with CP positioned close to the median of the group. The companies in this secondary reference group are listed on Schedule “B”.

Each element of compensation is targeted at the median of the primary comparator group. Salary and annual incentives are targeted at the median of the secondary group. LTIP, which has challenging performance goals, is designed to target the 75th percentile of the secondary group, with total compensation targeted between the 50th and 75th percentiles. Actual pay received is highly dependent on performance, particularly share price performance. Throughout the annual executive compensation review process, the Committee receives advice from its independent compensation consultant.

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The following table summarizes the various elements of CP’s executive compensation program:

Compensation Element	Form	Design Summary and Performance Period	Risk Mitigating Elements	Alignment/Fit With Overall Compensation Objectives
Base Salary	Cash	Fixed pay with individual salary recommendations based on competitive assessment and economic outlook, leadership, retention, and succession considerations.	Provides an adequate fixed component of pay to ensure access to talented employees and is set taking into account external advisor and peer group analysis.	Attract and retain highly qualified leaders: benchmarking against the comparator group ensures base pay is competitive.
Annual performance period
Annual Incentive Plan	Cash	Target awards are based on the executive’s level in the organization and are benchmarked to the 50th percentile of the comparator Group; actual payouts are based on achievement of pre-determined corporate and individual objectives.	Multiple performance metrics used with plan targets reviewed and approved annually based on detailed review of strategic plan. Payouts are capped with no guaranteed minimum payout.	Attract and retain highly qualified leaders through an opportunity to earn a market-competitive level of cash incentives, based on annual performance. Motivate high corporate and individual performance. Alignment of personal objectives with area of responsibility and role in realizing operating results.
One year performance period.
	Deferred Share Units (“DSUs”)	At the executive’s election, units are awarded in lieu of cash payout of the annual incentive to facilitate achievement of share ownership requirements. DSUs are held until termination of employment.	Aligns management interests with shareholder value growth and contributes to retention of key talent.	Sustained alignment of executive and shareholder interests since the value of DSUs is directly related to share price and DSUs cannot be liquidated until six months after termination of employment.
One Year Performance Period with DSUs required to be held until 6 months after retirement
Long-Term Incentive Plan	PSUs	Designed to target total long-term incentives at the median of the primary group and 75th percentile of the secondary comparator group.	Significant weighting towards long-term incentive compensation with overlapping multi-year performance periods. Performance multiplier is capped with no minimum guaranteed payout.	Align executive and shareholder interests over the longer term: actual value realized depends on share price performance. Attract and retain highly qualified leaders by providing a competitive incentive opportunity.
		PSUs are granted to Executive Officers as half of their LTIP value. They vest only upon achievement of predefined market and financial goals.		Focus the leadership team on achieving challenging performance goals, with the value received driven by both share price improvement and company performance.
3 year performance period
	Stock Options	Options are granted to Executive Officers as half of their LTIP value with the value based on the executive’s level in the organization.	Significant weighting towards long-term incentive compensation with overlapping multi-year vesting periods.	Focuses leadership on creating sustainable, long-term shareholder value
Prior to May 2012:

Vesting over 3 years with 10 year Option term

Post May 2012:
Vesting over 4 years with 10 year Option term.
Pension	Defined Benefit and Defined Contribution pension plans	Pension benefit is based on pay and service and is designed to be market competitive. Non registered Plan limited to senior managers and executives.	Provide an appropriate risk management balance to an otherwise highly performance-focused pay package.	Attract and retain highly qualified leaders.

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2013 Compensation and Performance

Base Salary

The Committee reviews the base salaries of NEOs and officers reporting directly to the CEO at the time of hire and, on an ongoing basis in February each year. The Committee takes into consideration the individual’s leadership abilities, performance, responsibilities and experience as well as median comparator group practices, succession, retention considerations and economic outlook. Employees are required to set performance objectives annually. Assessment of performance against objectives is conducted through performance review discussions mid-year and at year end.

Annual Incentive Plan

Approximately 3,500 non-unionized employees are eligible to participate in CP’s Short Term Incentive Plan (“STIP”). This plan provides an opportunity for employees to earn an annual cash award based on the achievement of corporate targets and specific individual performance objectives. Minimum, target and maximum payouts, expressed as a percentage of base salary are established for the CEO, other NEOs, executives, senior managers and other management participants:

Level	Minimum Payout as Percentage of Base Salary (%)	Target Payout as Percentage of Base Salary (%)	Maximum Payout as Percentage of Base Salary (%)
CEO and COO	0	100	200
Other NEOs	0	50 – 80	100 – 160
Other Executive Officers	0	40 – 65	80 – 130

Payouts received under the STIP depend upon the achievement of both corporate and individual objectives. The weighting of the corporate and individual components is dependent upon the employee’s level in the organization. This design reflects CP’s view that short-term incentives should be tied to both overall corporate performance as well as those areas of its business that each employee influences directly. Weightings for the 2013 annual incentive plan are as follows:

Level	Target Award as a percentage of base salary (%)	Corporate Component Weighting (%)	Individual Component Weighting (%)
CEO and COO	100	75	25
Other NEOs	50 – 80	75	25
Other Executive Officers	40 – 65	75	25
Senior Managers	25 – 30	60	40
Remaining Participants	7.5 – 22.5	50	50

The Committee aligns performance goals directly with CP’s strategic plan, which is reviewed and approved by the Board of Directors. In setting STIP targets for the upcoming year, CP generally excludes items that are outside the normal business of the company and can impact the comparability of CP’s year-over-year financial performance.

The individual component of the STIP is based on personal goals that consider the strategic and operational priorities critical to each executive’s function. The executive’s rating for the individual component of the STIP may be zero or range from 50% to 200%. Any award payable under the individual component is subject to a minimum level of corporate performance, which is set annually by the Board. No award under the STIP Plan is paid unless this minimum corporate hurdle is achieved.

Payouts under the STIP are a sum of the corporate and individual components calculated as follows:

Annual Base Salary x Target Award Level x Corporate Component Weighting x Corporate Performance Factor = TOTAL CORPORATE COMPONENT

PLUS

Annual Base Salary x Target Award Level x Individual Component Weighting x Individual Rating = TOTAL INDIVIDUAL COMPONENT

In 2013, the Committee adopted guidelines for the exercise of discretion in approving adjustments under the STIP. Adjustments, both positive and negative, will be reviewed on an individual basis, using these guidelines, with the overriding rule being the Board’s discretion taking into consideration an assessment of risk management, the impact on financial results and other factors that may have had an effect on performance.

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Actual payouts for all NEOs are reported in the Summary Compensation Table on page 59.

2013 Annual Incentive Plan Performance

In 2013, corporate performance was assessed against measures approved by the Board of Directors in February of 2013 as follows:

			Performance Range
Company Measure		Weight	Threshold	Target	Exceptional
Operating Ratio	Operating expenses divided by total revenues	50%	75.5%	73.5%	73.0%
Operating Income ($M)	Revenues less expenses using US generally accepted Accounting Principles	25%	1,507	1,677	1,847
Free Cash Flow ($M)	Cash provided by operating activities less cash used in investing activities as shown on the Consolidated Statement of Cash	25%	450	710	760

Both operating income and operating ratio were set based on an assumed foreign exchange set at the beginning of the year. These rigorous measures were selected because they are appropriate for a capital intensive business and provide quantifiable metrics that focus on achieving growth in a cost efficient manner. Target levels for the 2013 short-term incentive plan were designed to drive significant improvements over actual results achieved in 2012.

In determining the performance level achieved for the STIP, the Committee may at its discretion, make adjustments to the company’s reported results to reflect unusual items. The Committee takes safety and environmental principles, fundamental to how CP achieves its financial and operational objectives, into account in exercising its discretion to determine payouts under the STIP. The Committee considered and approved each adjustment to the performance metrics. Specifically, the Committee approved the exclusion of: recovery of $9 million from legal proceedings that occurred in the first quarter, as well as the fourth quarter items relating to a reduction in a labour restructuring charge, management transition costs and an impairment loss on the anticipated sale of a portion of the Dakota, Minnesota and Eastern Railroad (DME) totaling $428.9 million. These adjustments are consistent with our non-GAAP measures, including our 2013 Adjusted Net Income, reported in our 2013 Management Discussion and Analysis. Taking these into consideration and overall financial results against short-term incentive plan targets, the Board of Directors, on the recommendation of the Committee, assessed the corporate performance as significantly above target. The overall corporate performance factor approved by the Board of Directors was 176% for operating income, 200% for operating ratio and 200% for free cash flow. This equates to an overall corporate performance factor of 194%.

The following table shows the 2013 corporate performance objective and results achieved in 2013:

Measure	Target		2013 Actual Result		Performance Assessment
Operating Ratio	73.5%		70%		Exceptional
Operating Income	$1.677	b	$1.805	b	Exceeds Target
Free Cash Flow	$710	m	$868	m	Exceptional

The individual component of the 2013 STIP Plan was based on personal objectives. The personal objectives for each Current NEO together with an assessment of each Current NEOs performance, is provided on pages 53 to 58.

Long-Term Incentive

The Board of Directors and the Committee consider factors including executive retention, dilution impact, long-term value creation and executive stock ownership in setting long-term incentive strategies. Long-term incentives currently consist of a combination of 50% Stock Options and 50% Performance Share Units (PSUs) for NEOs, and other executives.

The annual grant of PSUs and Stock Options to NEOs and other eligible employees is reviewed and approved at meetings of the Committee and the Board of Directors on an annual basis. The Committee reviews individual performance, retention risk, and succession plans in light of CP’s compensation philosophy. Reference is also made to

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the value of long-term incentives granted by the comparator groups.

The performance period for PSUs is based on a three year cycle. Performance measures and targets are set by the Board of Directors at the beginning of each performance period. Performance measures are assessed independently and payouts may be made in respect of each measure if thresholds for that measure are met. If threshold measures are not met, no award is payable under the PSU Plan. If performance is exceptional, an award in excess of target up to a maximum of 200% may be approved by the Board.

The Committee does not take into account previous executive grants when setting the individual awards, as long-term plans are inherently performance based. If performance targets are achieved at the end of the three year period, PSUs vest and are paid out in cash based on the number of units that are earned and the average of the 30 trading days’ closing share price at the end of the performance period; if performance targets are not achieved at the end of the three year period, PSUs expire and are not paid out. The PSU Plan also provides that the Board of Directors may exercise discretion to adjust payouts if the Board considers it appropriate to do so. PSUs also earn dividends which are reinvested into additional PSUs, which vest at the same time and based on the same performance conditions as the PSUs.

Stock Options are granted to reward NEOs and other eligible executive employees for creating enduring long-term shareholder value. If the share price increases between the grant date and the vesting date, Stock Options are “in-the money” and provide value to the Option holder once the Stock Options are exercised.

2013 Grants of Options and PSUs

On February 22, 2013, a grant of Options and PSUs was awarded to eligible participants of the Plans.

Stock Options were granted to NEOs and other designated employees under the Management Stock Option Incentive Plan (MSOIP), which is described in detail on page 62. The Stock Options granted have a ten year term, and vest over four years at a rate of 25% at each anniversary date. The exercise price was $119.18. The grant date fair value of these Stock Options awarded to NEOs is included in the Summary Compensation Table on page 59, under the Option-based awards column.

Under the PSU plan, 206,405 units were granted with a three year performance period beginning on January 1, 2013 and ending on December 31, 2015. The Board established that the PSUs would vest contingent on performance against the following four measures:

Measure		Weight	Performance range
2015 Operating Ratio	Operating expenses divided by total revenues	40%	70.0% to 66.5%
2015 Free Cash Flow	Cash provided by operating activities less cash used in investing activities as shown on the Consolidated Statement of Cash	40%	$820M-$1,080 M
Total Shareholder Return	Compound Annual Growth Rate (CAGR) relative to S&P/TSX 60 Index	10%	equal to index- exceeds index by 5.0%
Total Shareholder Return	Ranking relative to Class I Railways	10%	fourth-first

The measures of Operating Ratio and Free Cash Flow were chosen because they are fundamental to achieving the Corporation’s strategic plan. Free Cash Flow is a non-GAAP measure that management considers to be an indicator of liquidity. The measure is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes. It has no standardized meaning prescribed by U.S. GAAP and, therefore, may not be comparable to similar measures of other companies.

Total Shareholder Return (TSR) was chosen as a relative performance measure to align long-term incentive compensation with long-term shareholder interests. Total Shareholder Return is calculated as the increase in the value of CP’s Shares listed on the Toronto Stock Exchange from the beginning of the performance period to the end of the performance period including the reinvestment of dividends paid. The CAGR of CP’s Total Shareholder Return is calculated as the difference between CP’s initial share value for the performance period and the ending share value expressed as an annualized percentage of the initial share value. This percentage amount will be

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measured against both the total return CAGR of the other Class I railways and against total return CAGR of the corporations in the S&P/TSX 60 index.

The Committee reviewed these performance measures and determined that the achievement of target levels reflects significant stretch and that their achievement would position CP to meet its strategic plan.

The grant date fair value of the PSUs and Options awarded to NEOs is included in the Summary Compensation Table on page 59, under the share-based awards and Options based awards columns.

OTHER KEY COMPENSATION POLICIES OF THE COMPANY

Executive Perquisites

NEOs are eligible to receive perquisites and personal benefits as approved by the Compensation Committee as well as in accordance with the Company’s policies. These typically include the use of a company-leased vehicle, parking, financial counseling and club memberships. Other executives and senior management employees are also eligible to receive certain perquisites in line with market practices. The type and value of perquisites is generally determined by the level of the employee’s position.

As part of its contract with Mr. Harrison, CP prefers that he use the Company’s aircraft for personal as well as for business travel, for efficiency and security reasons, and provides reasonable accommodation for him in the City of Calgary.

Employee Share Purchase Plan

CP’s ESPP is available to all employees and provides the opportunity to purchase voting Shares on the open market through payroll deductions which aligns employees’ interests with those of shareholders. Employees may contribute between 1 and 10% of their base salary to the ESPP every pay period. CP provides a 33% match on the first 6% of non-unionized and specified unionized employees’ contributions which vest at the end of each quarter. Employees must remain participants of the ESPP at the time of vesting in order to receive the CP match.

As of December  31, 2013, approximately 45% of employees participated in the ESPP.

Share Ownership Requirements

Executive share ownership is strongly encouraged by the Committee. Share ownership guidelines require a minimum level of share ownership set as a multiple of base salary within a five year period. Share ownership guidelines can be met through the holding of common shares and deferred share units. Ownership is determined using the greater of acquisition value and the closing price of CP Shares on December 31, 2013 which was $160.65 per share.

In 2012, the application of the share ownership guidelines was broadened and as at December 31, 2013 includes a total of approximately 85 executives and senior management employees. The following guidelines are currently in place:

Position	Guidelines
President and CEO	5 times salary
EVP	3 times salary
SVP	2 times salary
VP	1.5 to 2 times salary
Senior Management	1 times salary

All Current NEOs have met ownership requirements with the exception of Mr. Demosky who was hired in late December 2013.

Hold policy for the CEO

The Committee believes it is important for the CEO to be aligned with the long-term interests of the Company and its shareholders. To this end, the CEO may not exercise any vested Options and may not redeem any deferred share units until one year after he retires from the Company. In addition, the CEO’s annual bonus is received in the form of DSUs which cannot be redeemed until one year after retirement.

The CEO accumulated equity holdings as of December 31, 2013 are:

	# of Units	Value on Dec. 31, 2013
DSU	38,546	$6,007,181
Options	650,000	$56,719,000
CP Shares	153,100	$23,859,788
Total Value		$86,585,969

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No Hedging Policy

Under CP’s Disclosure and Insider Trading/Reporting Policy, CP directors, officers and employees are prohibited from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities of CP granted as compensation or held, directly or indirectly, by them.

Executive Compensation Clawback

In December 2011, the Board of Directors adopted an executive compensation clawback policy concerning future awards made under CP’s annual and long-term incentive plans. Under this policy, the Board may require reimbursement of annual and long-term incentive compensation paid to a senior executive or former senior executive if:

(a) the incentive compensation received by the senior executive or former senior executive was calculated based upon the achievement of financial results that were subsequently materially restated or corrected, in whole or in part;

(b) the senior executive or former senior executive engaged in gross negligence, fraud or intentional misconduct that caused or partially caused the need for such restatement or correction, as admitted by the senior executive, or, in the absence of such admission, as determined by the Board acting reasonably; and

(c) the incentive compensation paid to the senior executive or former senior executive would have been lower based on the restated or corrected results.

In such circumstances, reimbursement of all or a portion of the applicable incentive compensation paid to the senior executive or former senior executive will be sought as permitted by applicable laws and to the extent the Board determines, in its sole discretion, it is in the best interests of the Corporation.

Governance Structure and Risk Mitigation in Compensation Programs

The Committee is focused on supporting CP’s key goal of creating enduring shareholder value by developing an executive compensation program that aligns with CP’s strategic plan, emphasizes the importance of long-term value creation and mitigates risk.

Risk management is integral to CP’s overall business strategies and long-term success. The Board believes that executive compensation programs should not raise the Company’s risk profile. Accordingly, the Committee undertakes a comprehensive annual compensation risk review. The focus of this review is to ensure that compensation risks are identified and appropriate mitigation measures are in place. This review is undertaken with the assistance of the Committee’s independent compensation consultant. As a result of this review, the Committee concluded that CP’s pay programs and policies are not reasonably likely to have a material adverse effect on CP, its business or its value.

In assessing compensation related risk, the Committee reviewed the broad-based STIP and LTIP programs with anticipated amounts and key risks under these plans being presented to the Committee when targets are set and again when performance is assessed. Targets in incentive plans are based on the Board-approved strategic plan. This links targets to corporate objectives within the corporate risk appetite. The Committee also reviews and approves compensation for NEOs.

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CP’s compensation programs and its policies and practices are aligned with enterprise risk management practices and the Committee considers the implications of risks associated with compensation practices. Risks are mitigated through appropriate plan design, implementation of risk mitigating policies, and specific risk mitigation measures including the following:

Plan Design	Executive compensation is comprised of a mix of fixed and variable compensation with significant pay at risk
The STIP is capped and not guaranteed with the Committee having discretion to reduce awards
The payout curve under the STIP is designed asymmetrically to reflect that target performance has significant stretch
The STIP and LTIP have multiple specific measurable criteria that are closely aligned with the achievement of CP’s long-term business strategy and are set based on the performance required to achieve results in accordance with guidance provided to the market
The LTIP is designed with an overlap of vesting periods to address longer term risks and maintain executives’ exposure to the risks of their decision making through unvested share based awards
Policies	A clawback policy is in place for senior executives
The CEO defers 100% of his annual bonus in DSUs which cannot be redeemed until one year after retirement
A holdback policy applies to the CEO whereby his options and his deferred share units cannot be exercised or redeemed until one year after retirement
Share ownership requirements apply to a broad group of senior management
A whistleblowing policy is in place for all employees including prohibitions on retaliation for whistleblowers
An anti-hedging policy prohibits directors, officers, and employees from hedging of Shares and share-based awards
Mitigation Measures	Pay mix is managed so that more senior roles have a significant portion of their compensation deferred
Awards under the STIP are examined to ensure they are reasonable as a percentage of net earnings
No payments are made under the STIP unless a specified operating income threshold is achieved
Financial performance is verified by CP’s auditors before decisions are made respecting payouts under the STIP
The Committee has approved principles for exercising discretion in determining payouts under the STIP
The Committee takes safety and environmental principles, fundamental to how CP achieves its financial and operational objectives, into account in exercising its discretion to determine payouts under the STIP
Safety is considered as part of the individual performance component for the CEO and operations executives
Executive compensation is benchmarked regularly against primary and secondary comparator groups
The Committee uses an independent compensation consultant who attends all regular Committee meetings and meets with the Chair of the Committee in advance of each meeting
Incentive plans are stress tested to understand possible outcomes

The Committee also benefits from overlapping membership with other committees with respect to risk monitoring. Mr. Hilal, Committee Chair, is a member of the Finance Committee; Ms. Hoeg chairs the Governance Committee; Mr. Tobias chairs the SOE Committee and is a member of the Governance Committee; Ms. Macdonald is a member of the Governance Committee and Mr. Reardon is a member of the SOE Committee. This overlapping membership provides a link between the committees’ risk oversight responsibilities.

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Performance Graph

The following performance graph illustrates the cumulative total shareholder return on $100 investment in CP’s common Shares (assuming reinvestment of dividends) compared with the cumulative total return of the S&P/TSX Composite Index from December 31, 2008 to December 31, 2013.

	2008	2009	2010	2011	2012	2013
CPRL	100.00	141.84	164.19	178.59	265.38	427.17
S&P/TSX Composite Index	100.00	135.05	158.83	145.00	155.42	175.61

Historically CP’s total shareholder return performance has tracked the S&P/TSX Composite Index, however, late in 2011 CP’s performance began to differentiate from the Index. This differentiation has magnified under the leadership of our new Chief Executive Officer, Hunter Harrison, hired in 2012.

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The following graph illustrates the relationship between shareholder value and total compensation for the named executive officers. NEO compensation is defined as Total Compensation less Pension. The NEO Total Compensation when compared with the trend in Total Shareholder Return form the period beginning December 31, 2008 to the period ending December 31, 2013 shows a strong relationship between compensation earned by NEOs and shareholder return.

	2008	2009	2010	2011	2012	2013
TDC	8,644	9,799	13,001	9,909	15,217	19,297
TSR	100.00	135.05	158.83	145.00	155.42	175.61

For the purpose of calculating total direct compensation (TDC) in years where there were more than 5 NEOs, the following were used:

•	In 2013, NEOs were Messrs. Harrison, Creel, Grassby, Guthrie and Ms. O’Hagan. 2013 TDC costs exclude one-time make whole costs for Mr. Creel as well as Mr. Grassby’s retiring allowance.

•	In 2012, NEOs were Messrs. Harrison, Grassby, Guthrie, Edwards and Ms. O’Hagan. Mr. Harrison’s cash compensation was annualized. 2012 TDC costs exclude one-time make whole costs for Mr. Harrison.

•	In 2008, NEOS were Messrs. Green, Winter, Guthrie and Ms. McQuade and Ms. Szel.

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NAMED EXECUTIVE OFFICER COMPENSATION FOR 2013

CHIEF EXECUTIVE OFFICER

E. Hunter Harrison Chief Executive Officer

E. Hunter Harrison was appointed Chief Executive Officer on June 28, 2012. As CEO, Mr. Harrison is responsible for providing leadership for CP as it achieves operational and strategic goals that will build long-term shareholder value.

Mr. Harrison is compensated for performance with a significant component of his ongoing remuneration provided through long-term incentives aligning his interests with those of other shareholders. 100% of Mr. Harrison’s annual incentive is deferred as DSUs. Mr. Harrison’s initial Option award and all of his deferred share units can only be realized one year after Mr. Harrison has retired from CP.

Compensation Components

Mr. Harrison’s annual salary was increased to $2,200,000 effective January 1, 2013. In setting Mr. Harrison’s salary, the Committee took into consideration that Mr. Harrison had to forego his pension payments of $1.5 million annually from his former employer, Canadian National Railway Company (CN) when he became an employee of the Company. From an economic perspective, net of his foregone pension payments, Mr. Harrison receives only $700,000 as a base salary. This amount is significantly below his prior salary at CN, industry norms, and CP’s comparator group. When Mr. Harrison retires from CP, he will be entitled to an annual pension that is equal to the annual pension that had been provided by CN, which again, is a make whole payment, rather than an additional benefit to Mr. Harrison.

In accordance with Mr. Harrison’s employment contract, he is only eligible for future long-term incentive awards in the discretion of the Board of Directors. After much consideration, the Board determined that Mr. Harrison would not participate in the LTIP grant issued in February 2013, however would receive a grant in 2014 along with other participants, to align his compensation with the compensation of his executive team and to provide 50% of his long-term incentive award in the form of PSUs. The expected value of this grant will be 350% of Mr. Harrison’s base salary.

Mr. Harrison is eligible for an annual incentive award based on the Company’s profitability and such other factors as determined each year by the Board of Directors. This award will be delivered in deferred share units, with the value ranging between 0 and 200% of annual salary with a target of 100%. These deferred share units vest immediately and cannot be redeemed until one year after employment ceases.

Mr. Harrison’s employment agreement provides for reasonable accommodation in the city of Calgary and states CP’s preference that he use the corporate aircraft for business and personal use in North America. Under the agreement, Mr. Harrison is also eligible for tax equalization payments in respect of his employment income to compensate for higher tax liabilities in Canada, if any, compared to those applicable in the United States.

The agreement also includes non-competition and non-solicitation restrictions.

For 2013, Mr. Harrison’s performance was assessed by the Committee against overriding safety and environmental performance of CP and his individual performance objectives, which included building the organization’s bench strength, creating a railroader culture and organizational redesign. Mr. Harrison was assessed as outstanding on his overall individual performance objectives. In conducting their assessment, the Committee considered safety and environmental principles, which are fundamental to how the Company operates. Based on these individual objectives and the Company’s financial performance, Mr. Harrison received a 2013 annual bonus in the amount of $4,429,600.

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The following table summarizes Mr. Harrison’s compensation for 2013:
Compensation ($‘000)	2013	2012
Fixed:
Base Salary	2,267	1,045
Variable:
STIP	4,430	1,320
LTIP	–	1,759
-MSOIP	0	–
-PSUs	0	–
DSUs	0	1,759
Total Direct Compensation:	6,697	4,124
Total Target Direct Compensation:	4,400

Ownership Target Multiple of Salary	Minimum Ownership Value	Total Ownership Level	Total Ownership (Multiple of Salary)
5x	$11,000,000	$29,867,036	13.58x

Notes:

Base salary is actual amount received in the year. Payments made in US dollars were converted using an average rate of exchange of 1.0299 for 2013 and .9996 for 2012.

Annual short-term incentive bonus amount received for 2013 performance was paid in DSUs.

For 2012, the amount excludes hiring costs of $44.5M.

CANADIAN PACIFIC

OTHER CURRENT NAMED EXECUTIVE OFFICERS’ COMPENSATION

Keith Creel President and Chief Operating Officer

Keith Creel was appointed President and Chief Operating Officer (“COO”) on February 5, 2013. Providing strategic leadership and driving superior customer service and operational excellence across the organization, Mr. Creel is responsible for CP’s operations and sales and marketing teams.

Prior to joining Canadian Pacific, Mr. Creel had a very successful operating career which began at Burlington Northern as a management trainee in operations and eventually lead to him becoming the EVP and COO at Canadian National Railway in 2010.

Mr. Creel holds a Bachelor of Science degree in marketing from Jacksonville State University and has completed the Advanced Management Program at the Harvard Business School. He served as a commissioned officer in the US Army during which time he served in the Persian Gulf War.

Upon hire, Mr. Creel received certain payments which are outlined below. In part, these payments were intended to make Mr. Creel whole for compensation forfeited as a result of leaving his former employer. Mr. Creel is also eligible for tax equalization payments in respect of his employment income to compensate for higher tax liabilities in Canada, if any, compared to those applicable in the United States.

The agreement also includes non-competition and non-solicitation restrictions.

For 2013, Mr. Creel’s performance was assessed by the CEO against individual performance objectives, which included improvements in service performance and operating efficiency. Safety and environmental principles, which are fundamental to how the Company operates, were taken into consideration during the assessment. Mr. Creel was assessed as outstanding on his overall individual performance objectives. Based on these individual objectives and the Company’s financial performance, Mr. Creel received a 2013 annual bonus in the amount of $1,678,625.

Compensation ($‘000)
Fixed:		Make Whole Hiring Costs:
Base Salary	796	Foregone Deferred Compensation	18,413
Variable:
STIP	1,679
LTIP
-MSOIP	1,335	Signing Incentive:	–
-PSUs	1,335	One Time Grant	2,617
Total Direct Compensation:	5,145	Total Hiring Costs:	21,030

Ownership Target Multiple of Salary	Minimum Ownership Value	Total Ownership Level	Total Ownership (Multiple of Salary)
4x	$3,400,000	$4,760,479	5.6x

Notes:

Base salary is actual amount received in the year. Payments made in US dollars were converted using an average rate of exchange of 1.0299.

Short-term incentive bonus reflects the actual amount received for 2013 performance.

Foregone Deferred Compensation reflects the value of amounts withheld or lost as a result of Mr. Creel’s departure from CN Signing incentive reflects the value of a grant of Options and PSUs.

2014 MANAGEMENT PROXY CIRCULAR                55

Bart W. Demosky Executive Vice- President and Chief Financial Officer

Bart Demosky was appointed Executive Vice-President and Chief Financial Officer (“CFO”) of CP on December 28, 2013. As CP’s CFO, Mr. Demosky is a key member of the senior management team responsible for helping plan the long-term strategic direction of the company. Other responsibilities include financial planning, reporting and accounting systems as well as pension, treasury and tax.

Prior to joining CP, Mr. Demosky served as Chief Financial Officer for Suncor Energy Inc (“Suncor”). He has broad business experience and financial talent which will help CP in its long-term strategic planning. Mr. Demosky is a graduate in Economics from the University of Calgary and is an honours graduate from the University of Calgary’s Management Development Program.

Mr. Demosky was provided with certain payments at the time of his appointment as Executive Vice- President and Chief Financial Officer, which are outlined below. In part, these payments were intended to make Mr. Demosky whole with respect to certain deferred compensation opportunities that were forfeited as a result of leaving his former employer.

Mr. Demosky’s employment agreement also entitles him to supplemental retirement benefits which equal the incremental benefits that would have been provided under the retirement plan of Suncor and the supplemental executive retirement plan of Suncor in effect at the time of his departure from Suncor, had he continued participation in those plans during his employment at CP. These supplemental benefits are reduced by the value accumulated in Mr. Demosky’s account in the Company’s defined contribution plan. There is an 18 month vesting period for this arrangement.

His agreement also includes non-competition and non-solicitation restrictions.

Compensation ($‘000)
Fixed:		Make Whole Hiring Costs:
Base Salary	4.7	Foregone Deferred Compensation	4,700
Variable:		Cash Payment	470
STIP	0
LTIP	–
-MSOIP	0	Signing Incentive:	–
-PSUs	0	Stand Alone Option Agreement	853
		PSU Grant	853
Total Direct Compensation:	4.7	Total Hiring Costs:	6,875

Ownership Target Multiple of Salary	Minimum Ownership Value	Total Ownership Level	Total Ownership (Multiple of Salary)
3x	$1,860,000	$880,646	1.4x

Notes:

Base salary is actual amount received in the year.

Make whole hiring costs reflects foregone deferred compensation from Mr. Demosky’s previous employer.

Mr. Demosky received a signing incentive comprised of an option and PSU grant.

Mr. Demosky has until December 2018 to meet ownership requirements.

CANADIAN PACIFIC

Jane O’Hagan Executive Vice-President and Chief Marketing Officer

Ms. O’Hagan is responsible for CP’s marketing and sales, network strategy and interline relationships.

Ms. O’Hagan’s early career was with CP’s sales and marketing group before establishing and running a successful consultancy for several years in the U.S. and Canada. Ms. O’Hagan rejoined CP in August 2002 as Assistant Vice-President, Strategy and Research. Over the past nine years, she has taken on positions of increased scope and responsibility at CP including corporate strategy, yield, product design, government affairs and Canadian Pacific Logistics Solutions.

Ms. O’Hagan was appointed Vice-President of Strategy and Research in November 2005; Senior Vice-President, Strategy and Yield in November 2008; and Senior Vice-President, Marketing and Sales and Chief Marketing Officer in April 2010 and Executive Vice-President and Chief Marketing Officer on December 2010.

She currently serves as the Joint Chairman of Lanzhou Pacific Logistics, Beijing China and represents CP on Asia Pacific Gateway Executive Committee.

Ms. O’Hagan holds a Bachelor of Administrative and Commercial Studies (Finance) and a Bachelor of Arts (Honours), as well as graduate studies in Program and Policy Evaluation from the University of Western Ontario.

In 2013, Jane O’Hagan’s performance was assessed by the CEO against individual performance objectives, which included revenue growth, and improved revenue quality, delivering major growth initiatives, and implemented strategies to execute CP’s new domestic intermodal strategy in the market place. Ms. O’Hagan was assessed as having achieved her overall individual performance objectives. Based on these individual objectives and the Company’s financial performance, Ms. O’Hagan received a 2013 annual bonus in the amount of $671,088.

Compensation ($‘000)	2013	2012	2011
Fixed:
Base Salary	489	480	415
Variable:
STIP	671	427	0
LTIP
-MSOIP	628	601	346
-PSUs	628	601	345
Total Direct Compensation:	2,416	2,109	1,106
Total Target Direct Compensation:	2,116	2,064	1,476

Ownership Target Multiple of Salary	Minimum Ownership Value	Total Ownership Level	Total Ownership (Multiple of Salary)
3x	$1,476,000	$3,477,271	7.07x

Notes:

Base salary is actual amount received in the year.

Short term incentive bonus reflects the amount received for 2013 performance.

For 2012, reflects value of annual grant and excludes the interim grants relating to a change in control event.

2014 MANAGEMENT PROXY CIRCULAR                57

Paul Guthrie Chief Legal Officer and Corporate Secretary

Paul Guthrie is responsible for the day-to day provision of legal services to the company in Canada and the United States. Mr. Guthrie is also responsible for the Enterprise Risk Management, Government Advocacy, Internal Audit, and CP Police functions.

A graduate of Queen’s University and Osgoode Hall Law School, Mr. Guthrie practiced law with the Calgary firm of Macleod Dixon until 1990 when he joined CP’s legal department. He has a wide variety of experience in legal matters having represented clients at all levels of courts in Canada.

In 2013, Paul Guthrie’s performance was assessed by the CEO against individual performance objectives, including the restructuring and transformation of the legal and advocacy functions and the personal handling of legal files relating to recoveries of monies owing to CP and key legal and government advocacy initiatives. Mr. Guthrie was assessed as having exceeded his overall individual performance objectives. Based on these individual objectives and the Company’s financial performance, Mr. Guthrie received a 2013 annual bonus in the amount of $338,438.

Compensation ($‘000)	2013	2012	2011
Fixed:
Base Salary	364	336	325
Variable:
STIP	338	192	0
LTIP
-MSOIP	204	193	176
-PSUs	204	195	176
Total Direct Compensation:	1,110	916	677
Total Target Direct Compensation:	994	896	869

Ownership Target Multiple of Salary	Minimum Ownership Value	Total Ownership Level	Total Ownership (Multiple of Salary)
2x	$750,000	$1,879,626	5x

Notes:

Base salary is actual amount received in the year.

Short-term incentive bonus reflects the amount received for 2013 performance.

For 2012, reflects value of annual grant and excludes the interim grants relating to a change in control event.

CANADIAN PACIFIC

COMPENSATION DETAILS

SUMMARY COMPENSATION TABLE

The following disclosure of executive compensation provides information on the compensation of CP’s NEOs, being the CEO, the CFO, the retired CFO and CP’s next three most highly compensated Executive Officers during the years ended December 31, 2013, 2012, and 2011.

Mr. Harrison and Mr. Creel receive their compensation in US dollars. Their compensation has been converted to Canadian dollars using an average rate of exchange of $1.0299 for 2013 and $.9996 for 2012.

					Non-Equity incentive plan compensation
Name and Principal Position	Year	Salary Paid ($)	Share Awards ($)	Options Awards ($)	Annual Incentive Plans ($)	Long-Term Incentive Plans ($)	Pension Value ($)	All other Compensation ($)	Total Compensation ($)
E.H. Harrison Chief Executive Officer	2013 2012	2,266,718 1,045,069	0 1,776,539	0 10,017,735	4,429,600 1,319,688	0	11,000 11,562	499,046 34,974,972	7,206,364 49,145,565
B.W. Demosky Executive Vice President and Chief Financial Officer	2013	4,753	3,577,500	2,652,500	470,000		1,639,000	175,000	8,518,753
B.W. Grassby Senior Vice President and Chief Financial Officer	2013 2012 2011	380,818 326,706 304,408	265,473 563,742 187,080	265,295 420,269 187,373	423,905 252,891 0	0 0 0	208,000 591,000 370,000	2,546,878 72,530 41,067	4,090,369 2,227,138 1,089,928
K.E. Creel President and Chief Operating Officer	2013	795,839	6,755,371	5,203,559	1,678,608	0	58,693	11,756,720	26,248,790
J.A. O’Hagan Executive Vice-President and Chief Marketing Officer	2013 2012 2011	489,260 480,198 415,353	628,448 1,377,117 345,176	628,198 1,089,132 346,119	671,088 427,200 0	0 200,000 0	261,000 111,000 698,000	0 19,565 145,488	2,677,994 3,704,212 1,950,136
P.A. Guthrie Chief Legal Officer and Corporate Secretary	2013 2012 2011	364,226 335,650 325,197	203,691 635,724 176,540	203,977 394,538 175,662	338,438 192,238 0	0 200,000 0	201,000 94,000 144,000	62,325 59,286 69,476	1,373,657 1,911,436 890,875

Notes:

Salary is different than annualized salary because annual increases occur on April 1 of the relevant year.

Share awards in the form of performance share units, were granted on February 22, 2013. The fair value of the PSUs, based on the binomial lattice model methodology for valuing long-term incentives is $96.54, while the accounting value is $119.18.

Mr. Demosky received his grant of PSUs on December 28th with a grant date, fair value of $159.62, while the accounting value was $246.71.

The grant date fair value is calculated using Towers Watson’s binomial long-term incentive valuation methodology which includes a discount to account for the vesting restrictions and adjustment to reflect the payout range. The Compensation Committee used the binomial long-term incentive valuation methodology in making its decisions regarding long-term incentive grant levels since it is applied consistently in its consultant’s competitive market analysis.

Option Awards represents the fair value of the Options granted under the Management LTIP on February 28, 2013 at an exercise price of $119.18. The grant date fair value is $25.03 for the Option, while the accounting value is $32.30.

For Mr. Creel the amount also includes the fair value of a stand-alone Option agreement granted on February 4, 2013 with an exercise price of $115.78. The fair value of these Options is $24.31 while the accounting value is $33.24.

For Mr. Demosky the amount represents the fair value of a stand-alone Option agreement granted on November 27, 2013 with an exercise price of $159.62. The fair value of these Options is $33.52 while the accounting value is $48.97.

2014 MANAGEMENT PROXY CIRCULAR                59

The grant date fair value is calculated using Towers Watson’s binomial Option pricing methodology which is fundamentally similar to the methodology used to determine the accounting fair value; however, some of the underlying assumptions are different. For example, the binomial methodology assumes a slightly lower historical volatility, a higher risk-free rate and includes a discount to account for vesting restrictions. The Compensation Committee uses the binomial Option pricing methodology in making its decisions regarding long-term incentive grant levels since it is applied consistently.

Annual Incentive Plans for Mr. Harrison represents the total value of his annual incentive received in deferred share units. For Mr. Demosky the amount represents a contractual amount payable by February 28, 2014.

Pension Value represents the value of the projected pension expense for the year of service credited and any other compensation related costs including the impact of differences between actual compensation paid in the year and the actuarial assumptions used for the year.

For consistency, this value is determined using the same actuarial assumptions used for determining the year end pension liabilities disclosed in the financial statements in accordance with accounting principles generally accepted in the United States of America.

For Mr. Demosky, this value represents the portion of projected pension obligation that relates to his service at his prior employer. This amount will be expensed over an eighteen month vesting period.

All other compensation represents the value of personal benefits and other compensation such as the Shares purchased by CP pursuant to the matching provisions of the ESPP and the value of matching DSUs awarded under the executive DSU Plan and any applicable company gross-ups. Details provided in the following table:

Name	Perquisites and Other Personal Benefits ($)		Other Compensation ($)		All Other Compensation (Total of the two previous columns) ($)
E.H. Harrison	Personal Use of Company aircraft	446,640	Tax Equalization	4,981	499,046
	Special Housing Allowance	47,425
B.W. Demosky	Nil		Matching DSU	175,000	175,000
B.W. Grassby	executive automobile benefit	23,549	Tax Gross Ups	11,638	2,546,878
	flex perquisites	18,825	ESPP Match	7,740
			Retiring Allowance	2,485,126
K.E. Creel	Nil		Matching DSU	700,739	11,756,720
			Make Whole Agreement	11,040,814
			ESPP Match	15,167
J.A. O’Hagan	Nil			Nil	Nil
P.A. Guthrie	executive automobile benefit	22,002	Tax Gross Ups	13,451	62,325
	flex perquisites	19,424	ESPP Match	7,448

Notes:

Perquisites and other personal benefits include the use of a company leased vehicle, club membership, financial counseling exceeding coverage offered to salaried employees. Perquisites and other personal benefits that in aggregate amount to less than $50,000 or 10% of the total salary for any of the NEOs are reported as “Nil” in this column.

The amount reflects the value of Mr. Harrison’s personal travel on company-owned or leased aircraft. This value is based on aggregate incremental operating costs to the company, such as fuel costs, trip-related maintenance, landing fees and other miscellaneous variable costs. The Company prefers that the CEO use the company aircraft for personal as well as business use.

The amount reflects the value of Mr. Harrison’s housing. This value is based on aggregate incremental operating costs to the company such as hotel fees, condo fees, housekeeping, and other miscellaneous costs.

CANADIAN PACIFIC

INCENTIVE PLAN AWARDS

Incentive Plan Awards – Outstanding Share-Based and Option-Based Awards

The following table shows all equity based incentive plan awards outstanding as at December 31, 2013. Option-based awards were granted based on the fair market value on the date of the award. For additional information about Option and Share-based awards, see the description of Executive DSU Plan and Long-Term Incentives in the Compensation Discussion and Analysis.

	Option-based Awards				Share-based awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the- money Options ($)	Vested date	Number of Shares or Units of Shares that have not vested	Market or payout value of share-based awards that have not vested ($)	Market payout value of vested share-based awards not paid out or distributed ($)
E.H. Harrison	650,000	$73.39	26-Jun-2022	56,719,000	28-Jun-2014	6,345	988,833	3,040,822
					28-Jun-2015	6,345	988,833
					28-Jun-2016	6,345	988,833
Total	650,000			56,719,000		19,035	2,966,499	3,040,822
B.W. Demosky	53,700	$159.62	27-Nov-2023	55,311	28-Feb-2014	4,385	704,450	0
	25,400	$159.62	27-Nov-2023	26,162	31-Dec-2015	5,341	858,032
					31-Dec-2015	12,686	2,038,006
					28-Dec-2016	1,096	176,072
Total	79,100			81,473		23,508	3,776,560	0
B. W. Grassby	7,000	$60.60	05-Apr-2016	700,350	31-Dec-2015	2,606	418,654	1,488,422
	7,700	$62.56	02-Mar-2017	755,293	31-Dec-2015	2,772	445,322
	7,000	$71.69	19-Feb-2018	622,720
	9,800	$36.29	18-Feb-2019	1,218,728
	10,500	$51.17	25-Feb-2020	1,149,540
	14,400	$65.06	24-Feb-2021	1,376,496
	13,600	$75.71	01-Apr-2022	1,155,184
	9,945	$97.70	07-Dec-2022	626,038
	10,600	$119.18	22-Feb-2023	439,582
Total	90,545			8,043,931		5,378	863,976	1,488,422
K.E. Creel	159,100	$115.78	04-Feb-2023	7,138,817	6-Feb-2015	24,143	3,762,553	0
	53,350	$119.18	22-Feb-2023	2,212,425	31-Dec-2015	13,939	2,239,300
					31-Dec-2015	28,813	4,628,808
					6-Feb-2016	6,036	940,677
Total	212,450			9,351,242		72,931	11,571,339
J.A O’Hagan	5,300	$32.50	19-Feb-2014	679,195	31-Dec-2015	6,246	1,003,420	2,883,186
	4,900	$42.05	21-Feb-2015	581,140	31-Dec-2015	6,561	1,054,025
	8,200	$57.70	21-Feb-2016	844,190
	8,000	$62.56	02-Mar-2017	784,720
	8,400	$71.69	19-Feb-2018	747,264
	20,300	$36.29	18-Feb-2019	2,524,508
	20,700	$51.17	25-Feb-2020	2,266,236
	26,600	$65.06	24-Feb-2021	2,542,694
	37,750	$75.71	01-Apr-2022	3,206,485
	23,831	$97.70	07-Dec-2022	1,500,161
	25,100	$119.18	22-Feb-2023	1,040,897
Total	189,081			16,717,490		12,807	2,057,445	2,883,186
P.A. Guthrie	4,025	57.70	21-Feb-2016	414,374	31-Dec-2015	2,552	409,979	742,203
	10,000	62.56	2-Mar-2017	980,900	31-Dec-2015	2,127	341,703
	10,100	71.69	19-Feb-2018	898,496
	12,100	36.29	18-Feb-2019	1,504,756
	17,500	51.17	25-Feb-2020	1,915,900
	13,500	65.06	24-Feb-2021	1,290,465
	12,250	75.71	1-Apr-2022	1,040,515
	9,737	97.70	7-Dec-2022	612,944
	8,150	119.18	2-Feb-2023	337,981
Total	97,362			8,996,330		4,679	751,681	742,203

2014 MANAGEMENT PROXY CIRCULAR                61

Notes:

The value of Options is based on the closing share price on the TSX of December 31, 2013 of $160.65

The value of vested share-based awards not paid out or distributed represents value of vested DSUs based on the closing share price on the TSX of $160.65: for Mr. Harrison and Mr. Creel, the DSU value is based on the closing share price on the NYSE on December 31, 2013 of US$151.32 converted into Canadian dollars using an average exchange rate of $1.0299

Incentive Plan Awards – Value Vested Or Earned During The Year

The following table shows the value from incentive plans vested or earned by the NEOs under the Company’s LTIP and the annual incentive payment in 2013.

Name	Option based Awards Value vested during the year ($)	Share based Awards Value vested during the year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
E.H. Harrison	8,763,625	793,164	4,429,600
B.W. Demosky	0	0	0
B.W. Grassby	165,468	229,054	423,905
K.E. Creel	0	0	1,678,608
J.A. O’Hagan	396,564	562,937	671,088
P.A. Guthrie	162,007	383,325	338,438

Note:

Share based awards include the value of the DSUs that vested in 2013, which may be redeemed only upon termination of employment per the terms of the Executive DSU plan described under the heading ”Pension Plan Benefits – Deferred Compensation Plans”.

Options Exercised During the Financial Year

The following table provides details regarding Options exercised and sold by the Current NEOs during the financial year ended December 31, 2013. Amounts were calculated using the market price of the Shares acquired on exercise of the respective Options and subtracting the respective exercise prices.

Name	Number of options exercised	Option exercise price	Value realized
E. H. Harrison	0	–	$0
B.W. Demosky	0	–	$0
K.E. Creel	0	–	$0
J. A. O’Hagan	8,900	$71.69	$463,802
P. A. Guthrie	3,700	$57.70	$264,410
	5,800	$71.69	$309,198

MANAGEMENT STOCK OPTION INCENTIVE PLAN

The Management Stock Option Plan (MSOIP) was established in October 2001 for the purpose of providing certain officers and select key employees of the Company with an incentive to enhance shareholder value.

The number of Options granted to a recipient is determined by dividing a targeted dollar amount (determined taking into account market practice and a number of other factors), which is expressed as a percentage of the recipient’s salary, by the theoretical value of an Option. That value is determined by broadly used valuation models that estimate the probable future payout, applied to the 30 day average closing share price prior to the approval of the grant. Neither the amount, nor the terms of previously granted Options are taken into consideration in determining the size of a new grant. To do so might result in an unintended consequence of encouraging early exercise to avoid having future grants penalized due to significant outstanding Option holdings. In addition, it might disadvantage long-service employees and those who remain committed to the stock.

Regular Options expire ten years from the date of grant; vesting for grants made prior to June, 2012 consisted of half becoming exercisable on the second anniversary of the grant and the balance on the third anniversary. For grants made after June 2012, options vest over four years at a rate of 25% at each anniversary date.

An Option will expire before its normal expiry date if: (a) an Option holder resigns from his or her employment, in which case the Option will expire in 30 days; (b) an Option holder’s employment is terminated without cause, in which case the Option will expire in six months; (c) an Option holder’s employment is terminated for cause, including where an Option holder resigns after being requested to do so as an alternative to being terminated for cause, in which case the Option will expire immediately; (d) an Option holder dies, in which case the Option will expire in 12 months and

CANADIAN PACIFIC

may be exercised by the holder’s estate. An Option will continue to vest and expire on its normal expiry date if an Option holder’s employment ceases due to permanent disability. An Option granted will expire on the earlier of a) its normal expiry date or b) five years after the Option holder retires, upon attaining the mandatory or early retirement age.

If an Option would otherwise expire during a blackout period, it will be extended beyond its normal expiry date to a date 10 business days after the date on which the blackout period ends, provided that if a further blackout period is imposed prior to the end of the extension, the Option term will be further extended to a date 10 business days after the date on which the additional blackout period expires.

Options may be assigned only to an Option holder’s family trust, personal holding corporation, or retirement trust or a legal representative of an Option holder’s estate or a person who acquires the Option holder’s rights by bequest or inheritance.

Under the terms of the MSOIP, the maximum number of Shares that may be reserved for issuance to insiders as Options is 10% of the number of Shares outstanding. The maximum number of Options which may be granted to insiders within a one year period is 10% of the number of Shares outstanding and to any one insider is 5% of the number of Shares outstanding. The maximum number of Options which may be granted to any one individual is 5% of the number of Shares outstanding at the time of the reservation.

Notwithstanding the limits noted above, the dilution level, measured by the number of Options available for issuance as a percentage of outstanding Shares continues to be capped, at the discretion of the Board, at 7%. CP’s potential dilution level at year end is 2.8%.

The CEO, as well as the Chairman of the Board and the Chair of the Compensation Committee, have authority to grant Options to employees within certain defined parameters, which include the position of the employee and the expected value of the Options being granted. For 2013, the Compensation Committee authorized a pool of 100,000 Options for allocation by the CEO under this authority from which 16,250 Options in total were granted to 6 employees for the purposes of performance recognition and retention.

Participants in the MSOIP are granted a number of Options, exercisable at the last closing market price of Shares on the TSX prior to the approval of the grant. The exercise price of Options may not be reduced without shareholder approval. The following table illustrates information relating to Options as of and for the year ended December 31, 2013.

Options Outstanding and Available for Grant as at December 31, 2013

2013	Number of Options/Shares	Percentage of Outstanding Shares
Options outstanding (December 31, 2013)	2,535,503	1.4%
Options available to grant (December 31, 2013)	2,426,425	1.4%
Shares issued on exercise of Options	13,116,714	7.5%
Options granted	338,230	0.2%

Note:

Messrs. Harrison, Creel and Demosky were granted stand-alone option agreements not granted under the Management Stock Option Plan.

Since the inception of the MSOIP in October 2001, a total of 18,078,642 Shares have been made available for issuance under the MSOIP and 13,116,714 Shares have been issued through the exercise of Options. No financial assistance is provided to Option holders to facilitate the purchase of shares under the MSOIP. In addition, CP has a policy that prohibits employees from forward selling Shares that may be delivered upon the future exercise of Options under MSOIP or otherwise monetizing Options granted under the MSOIP other than through exercising the Option and subsequently selling the Shares in a public venue.

The Board may amend the MSOIP, but no amendment may be made without required regulatory or shareholder approval. No Options have been granted under the MSOIP that require ratification by shareholders.

The MSOIP was amended effective February 28, 2012 to include a “double trigger” provision in the event of a change in control. Pursuant to such provision, the vesting of Options held by a participant will not accelerate upon a change in control of the Corporation unless the participant is thereafter terminated without cause or constructively dismissed.

2014 MANAGEMENT PROXY CIRCULAR                63

With approval from the TSX, Mr. Creel was granted 159,100 Options from a stand-alone agreement on February 4, 2013 with a grant price of $115.78 to acquire common Shares of the Company. With approval from the TSX, Mr. Demosky was also granted 79,100 Options from a stand-alone agreement on November 27, 2013 with a grant price of $159.62 to acquire common Shares of the Company. Both these Option grants have a ten year term and vest 25% on the first, second, third and fourth anniversary of the grant. The early expiry provisions are the same as those under the MSOIP described on page 62.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table shows, as of December 31, 2013, compensation plans under which equity securities of the Corporation are authorized for issuance upon the exercise of Options outstanding under the MSOIP and the DSOP. The table also shows the number of Shares remaining available for issuance and includes 340,000 Shares under the DSOP. On July 21, 2003, the Board of Directors suspended all further grants of Options under the DSOP.

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights(a) (#)	Weighted- average exercise price of outstanding Options, warrants and rights(b) ($)	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column(a)(c) (#)
Equity compensation plans approved by security holders	3,423,703	76.72	2,766,425
Equity compensation plans not approved by security holders	0	0	0
Total	3,423,703	76.72	2,766,425

The equity compensation plans referred to in the previous table, being the MSOIP and the DSOP, are described in Note 1 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2013, and in this Circular at pages 62 and 29.

PENSION PLAN BENEFITS

Canadian Pension Plans

CP maintains both a contributory defined benefit and defined contribution pension plan which enables pensions to be paid to eligible officers and employees of CP at retirement.

On July 1, 2010, the defined benefit plan was closed to new employees and replaced with a defined contribution plan for employees hired on or after July 1, 2010. Employees hired before that date either continue to participate in the previous plan, which includes both a defined benefit and defined contribution option or transferred to the new defined contribution plan.

Defined Benefit Plan

The defined benefit pension plans comprises a Basic Defined Benefit Pension Plan (“Basic DB Plan”) and a Supplemental Pension (the “Supplemental Pension Plan”), which provides retirement benefits in excess of the benefits payable from the Basic Pension Plan. Ms. O’Hagan and Mr. Guthrie participate in these plans.

Under the combined Basic DB Plan and Supplemental Pension Plan, the amount of an individual’s pension is based on the greater of 2% of the average of the best five consecutive years or final 60 months of pensionable earnings (base salary plus incentive awards, where applicable, as described below) multiplied by credited years of service up to a maximum of 35, inclusive of pensions under the Canada Pension Plan or Quebec Pension Plan.

Under the Basic DB Plan, pensionable earnings include base salary and annual incentive payments (for service post 2000) and capped at the individual’s five year average target level at retirement.

The normal retirement age under the Basic DB Plan is 65. If the sum of the participant’s age and years of pensionable service is at least 85 and the participant is aged 55 or over at the time of retirement, the participant is eligible to receive an immediate, unreduced pension, subject to the consent of CP. Retirement benefits are partially indexed and vest immediately when participation begins with pension

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benefits payable for the lifetime of the retiree and continue to a surviving spouse at rates specified in the Basic DB Plan. Retirement benefits under the Basic DB Plan are limited to the maximum amount prescribed under the Income Tax Act.

The Supplemental Pension Plan provides pension benefits in excess of those permitted under the Basic DB Pension Plan. For members who joined the Supplemental Pension Plan prior to October 1, 2008, annual incentive payments are included in the calculation of pensionable earnings for all years of service. Members of the Supplemental Pension Plan may retire with an unreduced pension at age 60 with the pension calculation based on their credited service at the time of retirement. Until 2010, the Supplemental Pension Plan provided prior deemed service benefits for executives hired in mid-career, subject to a five year vesting period. This provision was eliminated for new participants in 2010.

Defined Contribution Plan

In 2010, a new DC option was also introduced for management employees. Employees who were members of the existing DC pension plan had the option to join the new DC Plan with newly hired management employees becoming members of the new DC option. Mr. Harrison and Mr. Demosky participate in this federally registered plan.

Depending on the employee’s age and service, an employee will contribute between 4% and 6% of earnings and the company will contribute between 4% and 8% of earnings. Total contributions are limited to the maximum allowed under the Canadian Income Tax Act (C$24,270 in 2013).

US Pension Plans

The US retirement program has three elements:

•	A voluntary qualified 401(k) plan with employer match

•	A qualified defined contribution plan which provides automatic employer contributions

•	A non-qualified defined contribution plan for certain employees whose compensation exceeds the IRS limits ( US$255,000 for 2013)

401(k) Plan

Employees can contribute pre-tax contributions to the 401(k) plan subject to limitations imposed by the US Internal Revenue Code. The Company provides a matching contribution of 50% on the first 6% of eligible earnings. All contributions are immediately vested.

Defined Contribution Plan (“US DC Plan”)

The US DC plan is employer funded with an annual contribution amount equal to 3.5% of eligible earnings. Eligible earnings include base salary and annual bonus. These earnings are subject to compensation limitations imposed by the US Internal Revenue Code.

Supplemental Defined Contribution Plan (“US SERP”)

The US SERP is an unfunded non-qualified defined contribution plan that provides an additional 6% company contribution on eligible earnings without regard for the limitations imposed by the US Internal Revenue Code. Eligible earnings include base salary and annual bonus. There is a three year cliff vesting schedule.

Mr. Creel participates in these US pension plans.

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Defined Benefit Table

The following table shows the aggregate annual retirement benefits payable under the Basic DB Plan and the Supplemental Pension Plan at year end and upon retirement at age 65, based upon the defined benefit pension provisions in effect during 2013. It also reflects the value of pension benefits earned in 2013. The Basic Pension Plan and Supplemental Pension Plan are described under “Compensation Discussion and Analysis – Pensions”.

					Annual Benefits Payable
Name	Years of Credited Service		Years of Credited Service at Age 65		At year End(a) ($)	At Age 65(b) ($)	Accrued Obligation at Start of Year ($)	Compensatory Change(c) ($)	Non - Compensatory Change(d) ($)	Accrued Obligation at End of Year ($)
B.W. Demosky	0.00		17.42		0	283,000	0	1,639,000	0	1,639,000
B.W. Grassby(e)	21.17	(f)	n/a		115,000	n/a	2,868,000	208,000	(888,000)	2,188,000
J.A. O’Hagan	15.42	(g)	30.00	(g)	194,000	395,000	2,896,000	261,000	(128,000)	3,029,000
P.A. Guthrie	27.25	(h)	35.00	(i)	250,000	319,000	3,611,000	201,000	12,000	3,824,000

Notes:

a)	This is the annual pension earned to the end of 2013.
b)	Assumes highest plan earnings as at December 31, 2013.
c)	Includes the 2013 employer service cost plus changes in compensation in excess of the actuarial assumptions. For Mr. Demosky, the amount represents the portion of projected obligation that relates to his service at his prior employer and will be expensed over an 18 month vesting period.
d)	Impact of all other changes including interest on prior year’s obligation plus changes in discount rate used to measure the obligations, changes in other assumptions and experience gains or losses other than compensation related gains or losses.
e)	Mr. Grassby has retired effective January 1, 2014 with an annual pension payable of $115,000.
f)	Includes 8.59 years of deemed credited service for Mr. Grassby.
g)	Includes 4.25 years of deemed credited service for Mrs. O’Hagan.
h)	Includes 3.58 years of deemed credited service for Mr. Guthrie.

Defined Contribution Table

	Accumulated Value at Start of the Year ($)	Compensatory ($)(a)	Accumulated Value at End of the Year ($)(b)
E. H Harrison	34,000	11,000	48,000
K.E. Creel(c)	0	59,000	72,000

Notes:
a)	Represents employer contributions and for Mr. Creel also includes notional contributions.
b)	Represents employee contributions and, if any, investment gains and losses and notional investment credits and losses.
c)	Mr. Creel participates in the 401k Plan, the US DC Plan and the US SERP.

Deferred Compensation Plans

The Company has a voluntary deferral program whereby Executive Officers may elect to receive all or portion of their annual incentive award in DSUs. This is designed to promote the sustained alignment of Executive Officers’ interests with shareholders. Executive Officers must make their election prior to the beginning of the calendar year for which the annual incentive award is paid. When any annual incentive award is determined, the amount elected is converted to DSUs, which have a value equal to the average market price of a share for the ten trading days immediately prior to December 31 of the calendar year for which the award is paid.

CP will grant an additional 25% (Company match) of the amount each participant elected in DSUs, which vest after three years. Once the value of the participant’s DSU account is sufficient to meet CP’s stock ownership guidelines the participant may no longer elect to receive any portion of their annual incentive award in DSUs.

Executive DSU participants may redeem their DSUs only after termination of employment or retirement. For DSUs granted after December 31, 2004, redemption is permissible only after six months have passed since the end of the executive’s employment and no later than the end of the following calendar year. The value of the DSU at the time of payment will be based on the average market price of a share for the ten trading days immediately preceding the payment date. Payment is made in a lump sum following the termination of employment. For eligible US executives, in compliance with US tax regulations, payment of amounts deferred or vested after December 31, 2004 is made after a six-month waiting period.

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The following table shows the number of DSUs outstanding and their value based on the closing share price on December 31, 2013.

	Unvested DSUs (#)	Vested DSUs (#)	Total Units	Market Value as at December 31, 2013 ($)
E.H. Harrison	19,035	19,511	38,546	6,007,181
B.W. Demosky	5,481	0	5,481	880,523
B.W. Grassby	0	9,265	9,265	1,488,422
K.E. Creel	30,179	0	30,179	4,703,230
J.A. O’Hagan	0	17,947	17,947	2,883,186
P.A. Guthrie	0	4,620	4,620	742,203

Note:

The value of vested and unvested DSUs as at December 31, 2013 based on the closing share price on the TSX of $160.65 and for Mr. Harrison and for Mr. Creel a closing share price on the NYSE of US $151.32 with an average exchange rate of 1.0299.

TERMINATION AND CHANGE IN CONTROL BENEFITS

Change in Control Agreements

Each Current NEO, with the exception of Mr. Creel, is a party to a change in control agreement. These agreements are “double trigger”, meaning that cash severance payments will not be made and Options granted under the MSOIP after February 27, 2012 will not vest upon a change in control of the Corporation unless the NEO is thereafter terminated without cause or constructively dismissed. Options granted under the MSOIP on or prior to February 27, 2012, unvested DSUs and PSUs vest immediately, upon a change in control. Effective February 22, 2013, all equity awards under CP’s equity incentive plans will only vest on a “double trigger” basis.

A “change in control” arises in the following circumstances:

•	20% or more of the Shares are acquired by any person or persons acting jointly or in concert;

•	80% or more of the Corporation’s Shares are held by a new entity created by any transaction or series thereof;

•	All or substantially all of the assets of the Corporation are sold, assigned or transferred;
•	A majority (more than 50%) change in the Corporation’s Board of Directors over a 12 month period; or

•	The Board adopts a resolution confirming that a change in control has occurred.

NEOs are subject to a protection period following a change in control. If an NEO is involuntarily terminated other than for cause or if the individual resigns for certain defined reasons such as a material change in responsibilities or a reduction in salary or benefit, in each case following a change in control, a payment is triggered. The protection period for Mr. Harrison is 12 months, and for Mr. Demosky and Ms. O’Hagan it is 18 months. For Mr. Guthrie the protection period is 36 months.

If any of the foregoing events occurs within a specified period following the change in control each current NEO is entitled to receive a lump sum severance payment equal to the base salary that such NEO would have earned through the end of the applicable severance period (24 months for Mr. Demosky, Ms. O’Hagan and Mr. Guthrie; the lesser of 24 months and the period remaining to the end of employment term for Mr. Harrison). With the exception of Mr. Harrison, each change in control severance agreement also provides that the active NEO is entitled to certain benefits, including payments under CP’s compensation plans and the continuation of certain benefits for the duration of the severance period as follows:

•	An amount equal to the target award level under the STIP for the severance period;

•	Outstanding PSUs are pro-rated to the change in control date and paid out at target;

•	Continuation of coverage under the company’s group benefit plans;

•	Additional benefits accrual under the Company’s Supplemental Pension Plan for the severance period; and

•	The value of any perquisites provided for the notice period.

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Payable on Change in Control

		Severance Payment				Value of early vesting of Options & equity based awards ($)
Name	Severance Period (# of months)	Base Pay ($)	Annual Incentive at target ($)	Additional Retirement Benefits ($)	Other Benefits ($)		Payable on Change of Control ($)
E.H. Harrison	24	4,400,000	–	–	–	45,505,675	49,905,675
B.W. Demosky	24	1,240,000	992,000	1,229,000	134,197	962,119	4,557,316
J.A. O’Hagan	24	984,000	787,200	1,691,000	120,324	6,058,303	9,640,827
P.A. Guthrie	24	750,000	375,000	1,311,000	126,830	2,088,743	4,651,573
Total NEOS		7,374,000	2,154,200	4,231,000	381,351	54,614,840	61,381,391

Notes:

Other benefits include the cost of group benefits and perquisites for the severance period, and value of accelerated vesting of ESPP.

The value of early vesting all unvested Options and unvested DSUs as at December 31, 2013 is based on the closing Share price on the TSX of $160.65. For Mr. Harrison the value of unvested DSUs is based on the closing Share price on the NYSX of $151.32.

The costs relating to relocation and legal fees provided by the Change in Control Agreement are not included in the total amounts payable.

Compensation on Termination of Employment

We have developed policies to cover all forms of termination. Executives are subject to the same terms as all other employees of the Company for voluntary termination, retirement, and termination for cause. In the event a current NEO ceases to be an employee, the NEO will receive compensation treatment as summarized below:

Voluntary Termination

In the event of resignation from the Company, any outstanding base pay including pay for any unused accrued vacation will be paid. All unvested awards will be forfeited with the exception of Mr. Harrison, whereby his unvested DSUs would become payable. The value of these DSUs at December 31, 2013 is $2,966,425. With respect to Options, the executive will have the earlier of 30 days and the expiry of the Option term to exercise any vested Options.

Should Mr. Demosky voluntarily resign from the Company prior to November 30, 2016, he would have to repay, on a prorated basis, amounts awarded in respect of deferred compensation foregone as a result of leaving his former employer.

With respect to Mr. Creel, should he voluntarily cease employment prior to February 5, 2018, he would be required to repay, on a prorated basis, up to $11.6 million for awards paid to him in respect of foregone compensation from his prior employer.

Retirement

Upon retirement from the Company, in addition to any outstanding base pay and unused vacation owing to the retirement date, the executive will receive the following:

•	Provided the executive has three months of service in the plan year up to the retirement date, a pro-rated award to the retirement will be available under the STIP.

•	Provided the executive has six months of service in the performance period, PSUs will be pro-rated to the retirement date for any outstanding PSU awards.

•	Options will continue to vest and will expire the earlier of five years after the retirement date and the normal expiry date.

•	Executive will receive $50,000 in post-retirement life insurance and a health spending account with the annual value based on the number of years of company service.

Mr. Grassby retired at the end of 2013. In addition to the retiring allowance of $2,485,126 and as noted in the summary compensation table on page 59 , the Options granted to him on April 1, 2012 became exercisable.

Termination for Cause

In the event of a termination for cause, the executive would receive any outstanding base pay and accrued vacation to his termination date. Where

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applicable, provisions of the Company’s executive compensation clawback policy would be enforced.

In addition, both Mr. Demosky and Mr.  Creel would be subject to the same repayment conditions described under Voluntary Termination above.

Employment Agreements – Terminations Without Cause

As common practice for senior level positions, the Company has entered into individual agreements with current NEOs to alleviate any uncertainty they may have concerning their severance arrangement should they be involuntarily terminated from the Company during the term of their Agreement.

Mr. Harrison

Mr. Harrison will receive a retiring allowance in the amount of US$2,000,000. Mr. Harrison will receive any vested Options and all vested and unvested DSUs.

Mr. Demosky

Mr. Demosky has an employment agreement with CP that governs the terms and conditions of his departure should Mr. Demosky be terminated without cause. Mr. Demosky will receive a lump sum equivalent to:

a)	24 months’ salary plus

b)	his target annual incentive paid for the 24 month period plus

c)	the actuarial value, if any, of the pension accrued over the 24 month period

Mr. Creel

Mr. Creel has an employment agreement with CP that governs the terms and conditions of his departure should Mr. Creel be terminated without cause. Mr. Creel will receive a lump sum equivalent to:

a)	36 months’ salary plus

b)	his target annual incentive paid for the 36 month period

Notwithstanding the above, If Mr. Creel’s employment is terminated without cause prior to

February 4, 2015, he would receive a lump sum equivalent to his annual salary and target annual incentive for the period from his termination date to February 5, 2017 rather than the lump sum noted above. In order to provide an incentive to Mr. Creel to leave a secure position at another high performing railway and to join CP, which was undergoing a significant and very challenging transition, it was necessary to provide severance arrangements that reflected the real security he was giving up and the risks and challenges he would be undertaking.

Ms. O’Hagan

Ms. O’Hagan has an employment agreement with CP until May 17, 2014 that governs the terms and conditions of her employment should Ms. O’Hagan be terminated without cause. Ms. O’Hagan will receive a lump sum equivalent to:

a)	24 months’ salary plus

b)	the average of the three prior years’ actual annual incentive paid for the 24 month period plus

c)	the actuarial value, if any, of the pension accrued over the 24 month period

d)	continuation of medical and dental benefits for the 24 month period following termination.

Mr. Guthrie

Mr. Guthrie has an employment agreement with CP until May 17, 2014 that governs the terms and conditions of his employment should Mr. Guthrie be terminated without cause. Mr. Guthrie will receive a lump sum equivalent to:

a)	24 months’ salary plus

b)	the average of the three prior years’ actual annual incentive paid for the 24 month period plus

c)	the actuarial value, if any, of the pension accrued over the 24 month period

d)	Mr. Guthrie would receive health spending account and company-paid post-retirement life insurance coverage of $50,000 and the value of accelerated vesting of ESPP.

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Payable on Termination without Cause

		Severance Payment				Value of early vesting of Options & equity based awards ($)
Name	Severance Period (# of months)	Base Pay ($)	Annual Incentive ($)	Additional Retirement Benefits ($)	Other Benefits ($)		Payable on Termination without Cause ($)
E.H. Harrison	N/A	2,000,000		–	–	2,966,425	4,966,425
K.E. Creel	49	3,470,833	3,470,833	–	–	4,436,364	11,378,030
B.W. Demosky	24	1,240,000	992,000	1,121,000	–	–	3,353,000
J.A. O’Hagan	24	984,000	397,650	1,584,000	15,374	4,152,525	7,133,549
P.A. Guthrie	24	750,000	278,676	–	61,339	1,375,533	2,465,548
Total NEOs		8,444,833	5,139,159	2,705,000	76,713	12,930,848	29,296,553

Notes:

In the event of a termination without cause, current NEOs have a contractual arrangement which is described under “Employment Agreements”.

Other benefits include the cost of group benefits and perquisites for the severance period, and value of accelerated vesting of ESPP with the exception of Mr. Guthrie. Mr. Guthrie would receive health spending account and company-paid post-retirement life insurance coverage of $50,000 and the value of accelerated vesting of ESPP.

Upon termination without cause Mr. Harrison will receive a lump sum payment of $2,000,000.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, there is no indebtedness outstanding by, or any guarantees, support agreements, letters of credit or other similar arrangements or understandings provided by CP or its subsidiaries to, any of the Corporation’s Directors or Executive Officers or any of their associates.

DIRECTORS’ AND OFFICERS’ INSURANCE

CPRL carries on its own behalf, and on behalf of its subsidiaries, a Directors’ and Officers’ liability insurance policy. This policy has an annual aggregate coverage limit of US$150,000,000 Side A/B with an additional US$75,000,000 in Side A Difference in Conditions excess coverage. The overall program is subject to a zero deductible for directors and officers (applicable when CP is not legally permitted to or does not indemnify the directors or officers), and a US$5,000,000 corporate deductible for all company reimbursement claims in cases where a director or officer is indemnified by CP for any loss covered by the policy. The total premium paid for the 2013 directors’ and officers’ policy program was US$1,348,726.

SHAREHOLDER PROPOSALS

In 2013 Canadian Pacific received one shareholder proposal that was subsequently withdrawn following discussions between CP and the submitting shareholder.

The proposal was submitted by Vancity Investment Management Ltd. (“Vancity”) on behalf of IA Clarington Enhance SRI Funds requesting that the CP Board of Directors undertake a review and issue a report to shareholders on the effectiveness of rail safety policies, procedures and technical practices in light of the growth in rail transportation of petroleum and petroleum products.

Following the discussions and on the basis of mutual understanding of CP’s efforts with respect to the concerns outlined by Vancity and the satisfactory measures that CP has in place to address these issues, Vancity agreed to withdraw its proposal.

Notice respecting Shareholder Proposals for 2015 annual general meeting must be received on or before December 11, 2014.

SHAREHOLDER RIGHTS PLAN

The Corporation has had a shareholder approved rights plan (also colloquially known as a poison pill) in place since 2001, which was subsequently amended and restated by shareholders in 2002, 2008 and 2011. In accordance with its terms, the existing plan must be reconfirmed by shareholders every three years to remain in effect. Upon consideration, the Board of Directors determined not to recommend reconfirmation of the shareholders rights plan. In making this determination the Board of Directors considered the fact that the existing plan had never been triggered, the potential for regulatory change in Canada concerning shareholder rights plans, together with the Board’s ability to consider the adoption of a tactical shareholder rights plan in the future should this be determined to be in the best interests of shareholders.

AVAILABILITY OF DOCUMENTS

Copies of the following documents are available free of charge on written request to the Office of the Corporate Secretary, Canadian Pacific, 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9 or online at www.cpr.ca, www.sedar.com and www.sec.gov: Terms of Reference of the Board of Directors and each of the committees of the Board, the 2013 Annual Information Form, the 2013 Annual Report to Shareholders containing the consolidated financial statements for the year ended December 31, 2013, together with the auditors’ report and MD&A, the interim financial statements for periods subsequent to December 31, 2013, Form 40-F and the 2014 Circular.

The Corporation’s financial information is provided in the Corporation’s comparative annual financial statements and MD&A for the year ended December 31, 2013.

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DIRECTORS’ APPROVAL

The contents of this Circular and its distribution have been approved by the Directors of the Corporation.

/s/ Paul A. Guthrie PAUL A. GUTHRIE
Corporate Secretary
March 3, 2014

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SCHEDULE “A” – STATEMENT OF CORPORATE GOVERNANCE

•	CP’s Board is dedicated to maintaining the highest standards of corporate governance and to nurturing a culture of good business ethics and corporate governance throughout the organization

•	CP’s philosophy is that effective governance involves more than policies, procedures and protocols; it must be ingrained in the everyday business practices of all those who work for CP

The Board and management believe that good corporate governance practices are essential to the effective management of CP and to the protection of its investors, employees and other stakeholders. The Board has developed Corporate Governance Principles and Guidelines (“Governance Guidelines”), available on our website at www.cpr.ca, which set out the governance standards and requirements applicable in Canada. CP’s corporate governance practices fully comply with the requirements of the Canadian Securities Administrators (“CSA”) National Policy 58-201 Effective Corporate Governance.

BOARD OF DIRECTORS

•	All current directors are independent, with the exception of the CEO

•	The roles of Chairman and CEO are separate

•	There are no interlocking directorships

Independent Directors

The Board has adopted standards for director independence, which are provided in Schedule “C” of this Circular. The Board conducted a comprehensive assessment of each of its members as against these standards and determined that a majority of the directors of CP have no material relationship with CP and are independent.

Mr. Harrison is not independent by virtue of the fact that he is CEO of the Corporation.

The following table indicates which of the current Board members and are independent:

Name	Independent (no material relationship)	Not Independent	Reason for Not Independent Status
P.G. Haggis	✓
W.A. Ackman	✓
G.F. Colter	✓
I. Courville	✓
E.H. Harrison		✓	CEO of the Corporation
P.C. Hilal	✓
K.T. Hoeg	✓
R.C. Kelly	✓
R. MacDonald	✓
A.R. Melman	✓
L.J. Morgan	✓
J. Prentice	✓
A.F. Reardon	✓
S.C. Tobias	✓

Other Board Memberships and Interlocks

Several of the directors of CP are also directors of other reporting issuers. A table showing the memberships of the Directors Nominees is set out under “Nominees for Election to the Board –Directors of Other Reporting Issuers”. The Governance Committee considers it to be good governance to avoid interlocking relationships if possible. No CP Board members sit on the same board of directors of any outside reporting issuer.

In Camera Sessions

The independent directors met in “in camera sessions” without management present at the regular and special meetings of the Board and its standing committees in 2013. Each regularly scheduled meeting’s agenda includes an in camera session at the beginning and end of each meeting.

Independent Chair

The Chairman of the Board, Mr. Haggis, is an independent director. He has served as Chairman of the Board since June 4, 2012.

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Director Attendance

Each director is expected to attend each meeting of the Board and the Board committees of which he or she is a member. The attendance record of each Nominee for all Board and committee meetings held in 2013 is set out under “Nominees for Election to the Board – Director Attendance”.

Access to Independent Advisors

The Board and its committees have the authority to retain independent financial, legal, compensation and other advisors.

Communications and Shareholder Engagement

The Board welcomes engagement with its shareholders and encourages them to express their views. Interested parties may communicate directly with Mr. P.G. Haggis, the independent Chairman of the Board of Directors, by writing to him at the following address, and all communications received at this address will be forwarded to him:

c/o Office of the Corporate Secretary

Canadian Pacific

7550 Ogden Dale Road S.E.

Calgary, Alberta

T2C 4X9

Shareholders and others may also contact any director by mailing correspondence in care of the Office of the Corporate Secretary at the above address. Communications by e-mail should be sent to shareholder@cpr.ca.

CP’s shareholder and investor relations personnel also provide information to, and respond to inquiries from, shareholders and other stakeholders, in accordance with the parameters set forth in the Disclosure and Insider Trading/Reporting Policy and the directions of the Board, senior management and CP’s Disclosure Policy Committee. They can be reached at shareholder@cpr.ca and investor@cpr.ca.

BOARD MANDATE

•	CP’s Board of Directors represents company, shareholder and other stakeholder interests

•	The Board is responsible for CP’s long-term strategic direction, succession plans for senior officers and risk management oversight

The Board has adopted the Corporate Governance Principles and Guidelines which provide that the Board is the ultimate decision-making authority within the Corporation, except with respect to those matters, including the election of directors, which are reserved to shareholders. As the Board has plenary power, its Terms of Reference, found at www.cpr.ca are intended not to limit the power of the Board, but to assist it in the exercise of its powers and the fulfillment of its duties.

Strategic Planning

The Board oversees the development, execution and fulfillment of CP’s strategic goals. This responsibility includes a strategic planning process whereby, prior to approval by the Board of CP’s multi-year strategic plan (the “Strategic Plan”): (i) the SOE Committee reviews and makes recommendations on the strategy, plans and objectives within the Strategic Plan that support continuous improvement in operating performance, and (ii) the Finance Committee reviews and makes recommendations on the financial aspects of, and strategic options and opportunities associated with, the Strategic Plan. As part of these reviews, such committees consider and discuss the key issues, assumptions, risks, opportunities and strategies that relate to the development and implementation of the Strategic Plan.

One Board meeting per year is specifically set aside for a substantial strategic planning session in which the Board reviews and discusses the Strategic Plan developed by management, following which the Board provides its approval. As part of this, the Board considers CP’s major opportunities, priorities and the risk impact of the Strategic Plan, and reviews and approves CP’s financial objectives, including significant capital allocations. Subsequently, it oversees the implementation of the Strategic Plan and monitors CP’s performance against plan.

Succession Planning

The Board and its Compensation Committee are actively engaged in the succession planning processes. A detailed and documented process exists which includes reviewing the depth and diversity of succession pools for the CEO, CFO and

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other key leadership roles. The Compensation Committee and Board annually review the Corporation’s leadership and development strategies, succession plans for key leadership roles, as well as plans and programs for the assessment and development of senior talent. Important actions taken in this regard in 2013 were the hiring of a new President and COO and a new CFO.

The Board provides opportunities for directors to get to know employees who have been identified as succession candidates. These individuals make presentations to the Board and are invited to functions where they can interact with directors more informally.

The Compensation Committee reviews, reports on and, where appropriate, provides recommendations to the Board on the structure and reporting relationships of senior management, the appointment of persons to the rank of Vice-President and above, and the leadership development of senior management.

Oversight of Risk Management

The Board has oversight responsibility for material risks associated with CP’s business. This includes taking reasonable steps to confirm that management has an effective risk management structure in place to identify, understand and appropriately manage the risks of the business. All Committees of the Board have a role in risk oversight, as follows:

•	the Audit Committee assists the Board with the identification of the principal risks of the Corporation’s business and ensures the implementation of appropriate risk assessment and risk management policies and processes to manage these risks. The Audit Committee also (i) discusses risk assessment and risk management policies and processes to be implemented for the Corporation, reviews with management and the Corporation’s internal auditors the effectiveness and efficiency of such policies and processes and their compliance with other relevant policies of the Corporation, and makes recommendations to the Board with respect to any outcomes, findings and issues arising in connection therewith; (ii) reviews management’s program to obtain appropriate insurance to mitigate risks; and (iii) oversees risks that may have a material impact on the Corporation’s financial statements.

•	the Compensation Committee reviews the Corporation’s compensation plans with the view towards not encouraging excessive or undue risk taking, and oversees the identification, consideration and management of risks associated with the Corporation’s compensation philosophy and programs, and reviews disclosure on: (i) the role of the committee and the Board in that regard; (ii) the practices used to identify and mitigate any such risks (particularly inappropriate or excessive risks); and (iii) any risk identified as part of the compensation philosophy and programs which is reasonably likely to have a material adverse effect on the Corporation.

•	the Governance Committee monitors the Board oversight of enterprise risk management and develops, monitors, and reports to the Board regarding a process to determine, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities are required for new directors in order to add value to the Corporation.

•	the Finance Committee oversees financial risks and contingent exposure that may have a material impact on the Corporation including oversight of the Corporation’s pension plans.

•	the SOE Committee provides oversight on health, safety, security and environmental issues and reviews and discusses key issues, assumptions, risks, opportunities and strategies that relate to the development and implementation of the Corporation’s operations.

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BOARD OF DIRECTORS

Overall responsibility for risk oversight at CP and responsible for strategic business risks

Audit	Compensation	Finance	Governance	SOE
•Monitors material financial disclosure •Reviews insurance program to mitigate risk	•Oversees compensation risk, talent management risk & succession risk	•Oversees financial risks •Oversees pension plan funded status and investment policies and procedures	•Oversees enterprise risk management oversight by the Board and its committees	•Oversees policies and systems related to safety, health, security and environmental issues and oversees operational risks

Internal Controls and Certification

The Board and its Audit Committee oversee the integrity of the internal control and management information systems of the Corporation and its subsidiaries, which are designed, monitored and periodically reviewed by the CEO, the CFO, the Comptroller, and the Internal Audit Department. Such systems are also examined periodically by CP’s external auditors. On a quarterly basis, all senior officers are required to review the operation of the key internal controls within their respective areas of responsibility, report any changes to the Comptroller’s Office, and provide written confirmations as to the operation and effectiveness of such controls. Management has, in accordance with the requirements of Section 404 of the Sarbanes Oxley Act, assessed the effectiveness of its internal controls over financial reporting in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control – Integrated Framework” and has reported to the Audit Committee. Based on this assessment, management determined that CP maintained effective control over financial reporting as of December 31, 2013.

Annually and quarterly, the CEO and CFO certify that they are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for both the Corporation and CPRC.

These certifications have been filed with the SEC as an exhibit to our annual report on Form 40-F or furnished to the SEC on Form 6-K, as applicable. As an issuer listed in Canada and the United States, CP fulfills Canadian requirements by filing these certifications annually and quarterly.

In addition, the CEO and CFO, following review by senior management and CP’s Disclosure Policy Committee, also certify that our annual and quarterly filings do not contain an untrue statement of material fact, or omit to state a material fact, and that the financial statements and other financial information included in the annual and quarterly filings fairly present, in all material respects, CP’s financial condition, the results of our operations and cash flows.

Governance

The Board and its Governance Committee are responsible for developing CP’s approach to corporate governance. This includes annual reviews of the Corporate Governance Principles and Guidelines, as well as the terms of reference for the Board and each of its committees.

POSITION DESCRIPTIONS

•	CP’s Board has approved written position descriptions for the independent chair, Committee Chairs, and CEO

Board and Committee Chair Position Descriptions

The Chairman of the Board presides at meetings of shareholders and directors. He also serves as an advisor to the CEO and other members of senior management. His position guide provides, among other things, that he is responsible for establishing and ensuring:

•	efficient and effective procedures to govern the Board’s operations and functions

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•	processes are in place for the assessment of the effectiveness of the Board and Board Committees, and the fulfillment by Board, Committee Chairs and Board Committees of their mandates

•	collaboration with the CEO in setting the Board’s agenda and consultation with the Board Committee Chairs with respect to the committee agendas

•	Board meetings are conducted in a manner that facilitate full participation

•	appropriate briefing materials are being provided to directors in a timely fashion

•	the Board meets regularly without management present

•	directors have access to adequate resources and independent advisors

•	effective relationships are developed between the Board and management

Position guides for chairs of the Board’s Committees include responsibility for:

•	setting the agendas of the committee in collaboration with the CEO, senior management, Corporate Secretary and the Chairman of the Board

•	ensuring that committee meetings are conducted in a manner that facilitates full participation and discussion and that the committee members receive appropriate briefing materials in a timely fashion

•	ensure that the committee agendas facilitate fulfillment of the committee’s terms of reference and Board Mandate and that the Committee is annually evaluated against its own mandate

•	ensuring that committee members have adequate resources and access to outside advisors at the expense of the Corporation

•	report to the Board on the meeting of the Committee

•	liaising with the CEO and senior management between committee meetings

CEO Position Description

The position guide of the CEO provides, among other things, that the CEO has responsibility for:

•	developing a long-term strategy, an annual business plan and budget to the Board of Directors
•	managing CP’s business in accordance with the Board’s approved strategy, business plan and budget

•	implementing Board approved decisions and policies

•	establishing and monitoring policies and plans for retention, compensation, performance management and executive development and succession

•	identifying and managing risks and opportunities which CP faces in day to day operations

•	establishing and maintaining human resource policies and an ethical work environment which supports CP’s vision and values

•	ensuring that financial policies and systems are established and maintained

•	establishing and maintaining organization structure and processes that align with the strategy and business plans

•	collaborating with the Board Chair in setting Board agendas

•	ensuring that the Board is informed of all relevant trends and developments in the Corporation’s business

•	ensuring that policies and operations are in accordance with government and regulatory requirements

•	overseeing preparation of annual report to shareholders

•	regularly reporting to the Board

ORIENTATION AND CONTINUING EDUCATION

•	Orientation material and educational presentations are delivered to new directors to provide basis of informed decision-making

•	Ongoing education on matters of significance and developing issues are provided periodically

•	Site visits are provided to increase understanding of CP’s operations

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Orientation

CP has developed a directors’ orientation program to provide prospective Board candidates with background on both the Corporation’s business and the role of the Board and its committees. Prospective Board candidates are provided with substantial information about CP’s operations and the rail industry. Annual Board and Board committee schedules and work plans are also provided to all prospective directors.

New directors are provided with the opportunity to interact with management, particularly in those areas of activity overseen by the committees to which the new director is appointed. New directors are also encouraged to attend at least one meeting of a Board committee, other than the ones they are appointed to, in order to better understand the role of the various Board committees.

Continuing Education

The Board recognizes the importance of ensuring that all directors are conversant with CP and the railway industry to assist in the fulfillment of their duties. The continuing education program is comprised of director site visits, director education sessions, a directors’ handbook, as well as procedures in place to ensure that the Board is kept up to date with information related to the fulfillment of directors’ duties.

(a)	Director Site Visits – directors are provided from time to time with site tours of CP facilities, and on occasion, tours of CP customer facilities. In February 2013, members of the SOE Committee were given a tour of CP’s Alyth rail yard in Calgary, Alberta.

(b)	Director Education Sessions – directors are regularly provided with education sessions on CP and the railway industry. Management and external advisors make presentations to the Board and committees on topical issues in preparation for key business decisions, during strategic planning meetings and in response to requests from directors. The Board also receives regular reports and presentations on the regulatory and business environment from senior executives, as well as a daily media scan which covers important news and developments about the Corporation and the railroad industry in general. In addition, CP has a policy of encouraging, supporting and paying for individual Board members’ outside director education.

(c)	Directors’ Handbook – the Corporate Secretary’s office prepares and regularly updates a “Corporate Handbook” for new and existing directors. The Handbook contains, among other items: copies of all Board and Committee terms of reference, the Corporation’s charter documents, a corporate organizational chart outlining the Corporation’s structure and subsidiaries, current lists of directors and officers, information on directors’ and officers’ liability, Corporate Governance Principles and Guidelines, Code of Business Ethics, Code of Ethics for CEO and Senior Financial Officers, and position descriptions for the Board chair, chairs of the Board committees and the CEO.

(d)	Procedures are in place to provide the Board with timely and efficient access to information necessary to fulfill its duties including:

•	provision of detailed Board and Board committee meeting schedules and agendas in advance with ongoing review and updates

•	maintenance of a directors’ Intranet site to facilitate ongoing communication of company and industry developments

•	provision of comprehensive documentation several days in advance in preparation for Board and Board committee meetings

•	provision of reports from each Board committee on their work at previous committee meetings

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Quarter	Topic
Ongoing presentations and programs

•   Regular reports on legal and regulatory developments were provided to the Board and its committees on relevant topics including recent decisions and commentary from US Surface Transportation Board and Canada Transportation Agency

•   Regular updates of analyst reports and media coverage are provided

•   Supplementary subscriptions to industry leading publications including: Trains, and Progressive Railroading

•   Regular management presentations on business related topics

•   Presentations and publication by external auditors on current topics and trends

Fiscal Q1 2013

•   Board Training Session and Tours

–  Railway 101, Basics of Railroads and its operations

–  Tour Alyth Yard operations

–  Tour Alyth Tower

–  Tower Diesel Shop

–  Formal Job 1 Safety Briefing

–  Tour Locomotive Reliability Centre

Fiscal Q2 2013

•   Background reading for new directors: Past, Present and Future of Railway & CP: Reading materials:

–  The National Dream: The Great Railway, 1871 – 1881, 1970 by Pierre Berton

–  The Last Spike, The Great Railway, 1881 – 1885 by Pierre Berton

–  The Impossible Railway: The Building of Canadian Pacific, 1972 by Pierre Berton

–  The Railroad: What It Is, What It Does by John H. Armstrong

–  Switchpoints: Culture Change on the Fast Track to Business Success by J. Johnson, L. Dakens, P. Edwards and N. Morse

Fiscal Q3 2013	• Report from Washington affairs consultant • Update on Supreme Court of Canada decisions relevant to rail industry • Analyst Reports
Fiscal Q4 2013	• Transparency Report 2013, External Auditors, Deloitte LLP, August 2013 • Top Issue of Committees in 2014, Deloitte LLP, December 2013

BOARD DINNER SESSIONS

CP’s Board of Directors meets for dinner the evening of Committee meetings prior to regularly scheduled Board meetings. Board dinners function as an opportunity to achieve a number of important governance objectives including meeting in a less formal atmosphere with the Chief Executive Officer, President and other senior officers. This permits the Board to meet high potential employees for succession planning purposes, learn more about the Company’s business and strategic direction, and strengthen the collegial working relationship of the Board of Directors.

ETHICAL BUSINESS CONDUCT

•	Annual certification for all directors, officers and non-union employees

•	Code of Business Ethics and Code of Ethics for CEO and Senior Financial Officers available at www.cpr.ca and in print to any shareholder upon request

Code of Business Ethics

The Corporation’s Code of Business Ethics (the “Code”) specifically addresses, among other things, conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing with third parties, compliance with laws, rules and regulations and reporting of illegal or unethical behaviour. The Code applies to all directors, officers and employees, both unionized and non-unionized, of the Corporation and its subsidiaries in Canada, the United States and elsewhere, and forms part of the terms and conditions of employment of all such individuals. All directors have signed acknowledgements that they have read, understood and agree to comply with the Code, and they annually confirm compliance. Annually, officers and non-union employees are required to acknowledge that they have read, understood and agree to comply with the Code. Contractors engaged on behalf of the Corporation or its subsidiaries must undertake, as a condition of their engagement, to adhere to principles and standards of business conduct consistent with those set forth in the Code.

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All amendments to the Code, and all waivers of the Code with respect to any director or Executive Officer, will be posted on CP’s website and provided in print to any shareholder who requests them.

Code of Ethics for Chief Executive Officer and Senior Financial Officers

A Code of Ethics for the CEO and Senior Financial Officers applies to the Corporation’s CEO, CFO and Comptroller. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on CP’s website and provided in print to any shareholder who requests them.

Monitoring of Ethics Codes

The Governance Committee, with the assistance of the Audit Committee, is responsible for periodically reviewing, and if appropriate recommending changes to, the Code and the Code of Ethics for the CEO and Senior Financial Officers of the Corporation, monitoring compliance with the codes, and reviewing, and if appropriate approving, waivers from compliance therefrom for directors or Executive Officers and promptly disclosing such waivers to the shareholders.

The Governance Committee did not approve any waivers of the codes for any directors or Executive Officers during 2013.

Material Interests in Transactions

If a director has a material interest in a transaction or agreement involving the Corporation they are required to disclose that interest to the CEO and the Chairman of the Board, and will not participate in any discussions or votes concerning such transactions. During 2013, no director had any material interest in a transaction with the Corporation.

Promotion of Ethical Culture

The Board promotes a culture of ethical business conduct and sets the tone for a foundation of high business standards, integrity and respect.

Insider Trading and Disclosure Policies

The Board has approved a disclosure and insider trading/reporting policy. It is available on CP’s website at www.cpr.ca and reflects the commitment of the Board and management to promote timely, factual and accurate communications to the investing public. Among the matters addressed in the policy are guidelines on CP’s interaction with analysts and the public and measures to avoid selective disclosure.

The Board has also appointed a Disclosure Policy Committee comprised of senior legal, financial/accounting and communications officers. The committee reports to the Board and is responsible for overseeing and monitoring disclosure matters and implementing additional policies and procedures, where necessary. The committee reviews all major disclosure documents. These documents are also approved by the Board and/or one or more of its committees, in each case before they are distributed. Under the direction of the CEO and CFO, the Disclosure Policy Committee also oversees the Corporation’s disclosure controls and procedures and provides quarterly reports to the Audit Committee.

NOMINATION OF DIRECTORS

•	CP’s shareholders elect individual directors annually

•	The Board has a majority voting policy in the uncontested election of directors

•	A skills matrix is used to assess areas of director expertise and experience

Nomination Process

Directors are elected annually by shareholders, each to hold office until the close of the next annual meeting of shareholders or until such person’s successor is elected or appointed. Between shareholder meetings, the Board may appoint additional directors.

The Governance Committee, with the assistance of an external search consultant, identifies and recommends to the Board qualified director nominees for appointment or election at the annual meeting of shareholders consistent with criteria approved by the Board which takes into account:

(a)	the competencies and skills the Board, as a whole, should possess;

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(b)	the competencies, skills and personal and other diverse qualities the existing directors possess;

(c)	the competencies, skills and personal and other diverse qualities required for new directors in order to add value to CP in light of the opportunities and risks facing the Corporation; and

(d)	the size of the Board, with a view to facilitating effective decision-making.

The requirements derived from this process are used in determining whether, and how many, new directors should be added to the Board. The Board considers a skills matrix and regularly reviews and updates, as applicable, an evergreen list of potential director candidates for consideration as the need for new directors arises, and will, if necessary or deemed advisable, retain outside advisors to assist in the identification of director candidates. A table identifying some of the current skills and experience of the Nominees is set out under the heading “Nominees for Election to the Board – Director Skills Matrix”.

The Governance Committee also considers director nominees, if any, recommended by the shareholders for election as directors.

Evergreen List

Each year the Governance Committee, with the assistance of an external search consultant, reviews the composition of the Board in order to ensure it has the best representation of skills and experience. This information is compiled through the use of a competency/skills matrix that outlines the areas of expertise and experience for each director.

In line with CP’s needs, the Governance Committee maintains an evergreen list of potential director candidates. These individuals have the skill set that complement the current skills matrix and would be evaluated by the Committee in the event of a vacancy.

Term Limits and Retirement Age

The Board believes that the need to have experienced directors who are familiar with the business of CP must be balanced with the need for renewal, fresh perspectives and a healthy skepticism when assessing management and its recommendations. The average age of CP’s directors is 60 and the average director tenure at CP is currently 2.4 years with directors ranging from less than one year’s experience to eight years on the Board. In November 2013, the Board approved removing the mandatory retirement age for directors. After considering the director profile at CP, the Board determined that a mandatory retirement age was not appropriate in the context of the Corporation. The Board, instead, implemented a more comprehensive assessment process that evaluates the performance, skills and contribution of each director on an annual basis which the Board believes is the preferable route to Board refreshment.

Majority Voting Policy

In an uncontested election of directors, a director is required to tender his or her resignation if that director receives more “withheld” votes than “for” votes. The Governance Committee would be expected to recommend that the Board accept the resignation except in extenuating circumstances.

Board Size

CP’s governing documents provide for the Board to consist of a minimum of five and a maximum of 20 directors. The Governance Committee assesses the optimal size annually, and believes the current size should be between 10 and 14 directors in order to fulfill its responsibilities.

COMMITTEES OF THE BOARD

•	Committees of the Board assist CP’s Board to fulfill its responsibilities and duties

•	CP has five standing committees – see table below

•	Fully independent Audit, Compensation and Governance committees

All committees of the Board, with the exception of the SOE Committee, are comprised solely of directors who are independent and the CEO does not participate in selecting members. All committees are chaired by an independent director. For additional information on the Corporation’s standing committees of the Board, see “Nominees for Election to the Board – Board and Committees, and Director Attendance”.

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The following table sets out committee members as at March 3, 2014:

Director	Audit Committee	Governance Committee	Finance Committee	Compensation Committee	SOE Committee
P.G. Haggis (Chair)
W. A. Ackman		✓	✓
G.F. Colter	✓		✓
I. Courville	✓				✓
E.H. Harrison					✓
P.C. Hilal			✓	✓ (Chair)
K.T. Hoeg		✓ (Chair)		✓
R.C. Kelly	✓ (Chair)		✓
R. MacDonald		✓		✓
A.R. Melman			✓ (Chair)		✓
L.J. Morgan	✓				✓
J. Prentice		✓			✓
A.J. Reardon				✓	✓
S.C. Tobias		✓		✓	✓ (Chair)

Mr. Haggis, as Chairman of the Board, regularly attends committee meetings.

AUDIT COMMITTEE DISCLOSURE

The following individuals comprise the current membership of the audit committees of both the Corporation and CPRC (“CP’s Audit Committees”), which have been established in accordance with Securities Exchange Act of 1934 (“Exchange Act”) and New York Stock Exchange Standards (“NYSE Standards”) and CSA National Instrument 52-110 Audit Committees (“NI 52-110”).

•	Richard C. Kelly

•	Gary F. Colter

•	Isabelle Courville

•	Linda J. Morgan

The US Securities and Exchange Commission (“SEC”) requires at least one financial expert on an audit committee. R. Kelly, G. Colter, and I. Courville, have been determined by the Board to meet the audit committee financial expert criteria prescribed by the SEC and have been designated as an audit committee financial expert for CP’s Audit Committees.

The Board has determined that all members of CP’s Audit Committees have “accounting or related financial management expertise” within the meaning of the NYSE Standards. The Board has determined that all members of CP’s Audit Committees are financially literate within the definition contained in, and as required by, NI 52-110 and the NYSE Standards.

A member of CP’s Audit Committees may not serve on the audit committees of two or more other outside public companies, unless the Board determines that this simultaneous service would not impair the ability of that individual to effectively serve on CP’s Audit Committees.

Mr. Colter serves on two public company audit committees in addition to CP’s Audit Committees. The Corporation’s Board has determined that, in light of his background and expertise, the service of Mr. Colter on the audit committees of two public companies in addition to its own Audit Committee (and that of CPRC) does not impair his ability to effectively serve on its own Audit Committee (and that of CPRC). The following factor was also taken into account by the Board in making such determination: CPRC is a wholly-owned subsidiary of the Corporation and the latter carries on no business operations and has no assets or liabilities of more than nominal value beyond its 100% shareholding in CPRC and, as a result, the workload of the Corporation’s Audit Committee and that of CPRC is essentially equivalent to the workload of one public company audit committee.

No other members of CP’s Audit Committees serve on more than one public company audit committee in addition to CP’s Audit Committees.

The Audit Committee has adopted a written policy governing the pre-approval of audit and non-audit

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services to be provided to CP by its independent auditors. The policy is reviewed annually and the audit and non-audit services to be provided to CP by its independent auditors, as well as the budgeted amounts for such services, are pre-approved at that time, including by the Board in respect of fees for audit services. CP’s Vice-President and Comptroller must submit to the Audit Committee at least quarterly a report of all services performed or to be performed by the independent auditors pursuant to the policy. Any additional non-audit services to be provided by the independent auditors either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Audit Committee or its Chairman, who must report all such additional pre-approvals to the Audit Committee at its next meeting following the granting thereof. The independent auditors’ annual audit services engagement terms are subject to the specific pre-approval of the Audit Committee, with the associated fees being subject to approval by the Board. In addition, prior to the granting of any pre-approval, the Audit Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Compliance with this policy is monitored by CP’s Chief Internal Auditor.

NI 52-110 also requires issuers to include the charter of their audit committee and disclose information with respect to the composition, education and experience of the members of their audit committee. In compliance with the requirements set out in NI 52-110, such additional information is contained in Canadian Pacific’s 2013 Annual Information Form, under Section 12 titled “Audit Committee”, which is available online at www.cpr.ca, www.sedar.com, or www.sec.gov.

Audit and Non-Audit Fees and Services – 2013 & 2012

In accordance with applicable laws and the requirements of stock exchanges and securities regulatory authorities, the Audit Committee of the Company must pre-approve all audit and non-audit services to be provided by the independent auditors.

Fees payable to Deloitte LLP for the years ended December 31, 2013, and December 31, 2012, totaled $2,213,000 and $2,166,100, respectively, as detailed in the following table:

For the year ended December 31	Total 2013 ($)	Total 2012 ($)
Audit Fees	1,943,000	2,090,300
Audit-Related Fees	228,500	27,500
Tax Fees	41,500	48,300
All Other Fees	–	–
TOTAL	2,213,000	2,166,100

The nature of the services provided under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered for the audit and interim reviews of CP’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements, including the attestation engagement for the report from the independent public accounting firm on the effectiveness of internal controls over financial reporting, the audit or interim review of financial statements of certain subsidiaries and of various pension and benefits plans of CP; special attestation services as may be required by various government entities; access fees for technical accounting database resources; and general advice and assistance related to accounting and/or disclosure matters with respect to new and proposed U.S. and Canadian accounting standards, securities regulations, and/or laws.

Audit-Related Fees

Audit-related fees were for attestation and related services reasonably related to the performance of the audit or review of the annual financial statements, but which are not reported under “Audit Fees” above. These services consisted of audit work related to securities filings.

Tax Fees

Tax fees were for professional services related to tax compliance, tax planning and tax advice. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding

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corporate tax audits; tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and value added tax); and access fees for taxation database resources.

All Other Fees

Fees disclosed under this category would be for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. There were no such services in 2013 or 2012.

COMPENSATION GOVERNANCE

•	Annual review of director compensation

•	Details on director compensation provided in this Circular, under the heading “Directors’ Compensation”

•	Details on executive compensation provided in this Circular, under the headings “2013 Executive Compensation Letter to Shareholders” and “Compensation Discussion and Analysis”

•	CP has adopted “Say on Pay”

Director Compensation

The Governance Committee reviews director compensation to maintain a compensation level that is competitive to other public companies of comparable size and complexity and also aligns the interests of directors with the interests of shareholders. The Governance Committee recommends any changes for Board approval when considered appropriate to align with these objectives, as well as the workload, time commitment and responsibility of directors.

Executive Compensation

The Compensation Committee oversees the executive compensation program. This program is designed to pay for performance at market competitive levels and to align managements’ interests with CP’s business strategy and shareholder interests.

Shareholder Advisory Vote on Executive Compensation

In 2014, shareholders will once again have an advisory vote on CP’s approach to executive compensation disclosed in this Circular. As this is an advisory vote, the results will not be binding on the Board. However, the Board and its Compensation Committee will take the results of the vote into account in determining its approach to compensation in the future.

BOARD ASSESSMENT

The Board of Directors has implemented a comprehensive process to annually assess individual directors, Board committees, Committee Chairs, the Board Chair as well as the overall functioning of the Board. The process is under the supervision of the Governance Committee who retains an independent advisor to facilitate the process.

This formal assessment consists of individual director interviews conducted by the independent advisor, as well as Governance Committee and Board discussions:

•	Independent advisor conducted confidential, one-on-one interviews with each Board member using an interview outline provided in advance covering the following topics: board composition, board operation, board information, human resources, strategy, risk, communications, effectiveness of board chair and effectiveness of committees

•	Independent advisor met with the Chair of the Governance Committee and the Board Chair to review draft report of findings

•	Governance Committee met to review and discuss the independent advisor’s report and suggestions for improvement.

The Board and Committee Chairs take into consideration the overall results and suggestions derived from the annual performance review in order to improve the functioning of the Board and its committees. The Governance Committee monitors progress on suggestions made as a result of the performance assessment at each meeting.

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The evaluation of the Board Chair is conducted by the Chair of the Governance Committee who contacts every director and conducts confidential one-on-one discussions with each director.

COMPLIANCE WITH NYSE CORPORATE GOVERNANCE STANDARDS

The practices and procedures of CP’s management and Board of Directors comply with legal and regulatory governance rules and industry best practices. As a Canadian public company with securities listed on the Toronto Stock Exchange (“TSX”), we have in place a system of corporate governance practices that meets or exceeds all applicable Canadian requirements.

CP is classified as a “foreign private issuer” in connection with its listing on the NYSE, and as a result many of the governance rules of the NYSE that apply to U.S. domestic companies do not apply to CP.

The NYSE governance rules do require that any significant differences between the Corporation’s governance practices and the NYSE governance rules be disclosed which are set forth on the Corporation’s website at www.cpr.ca under “Executive leadership and governance”.

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SCHEDULE “B” – COMPARATOR GROUP

The secondary group is a group of capital intensive Canadian businesses ranging from one-third to three times the size of CP on an asset basis, with CP positioned close to the median of the group. The companies in this secondary reference are:

•	Agnico Eagle Mines Ltd

•	Agrium

•	Air Canada

•	ATCO Group

•	Bombardier

•	Cameco Corporation

•	Canadian National Railway Co

•	Cenovus Energy

•	Encana

•	Finning International Inc.

•	First Quantum Minerals Ltd

•	Kinross Gold Corp

•	Maple Leaf Foods

•	Nexen Inc

•	Penn West Petroleum Ltd

•	Potash Corp Sask Inc

•	Research in Motion

•	Rogers Communications

•	SNC-Lavalin Group

•	Talisman Energy

•	Teck Resources

•	TELUS Corp

•	TransAlta Corporation

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SCHEDULE “C” – DIRECTOR INDEPENDENCE

A. INDEPENDENCE STANDARDS

The following standards of director independence have been adopted by the Board of Directors of the Corporation based on criteria of the NYSE, US Securities and Exchange Commission and, the Canadian Securities Administrator (“CSA”) in National Instrument 58-101 Disclosure of Corporate Governance Practices and National Instrument 52-110 Audit Committee:

NYSE Independence Standards

No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation).

1.	In addition, a director is not independent if:

(i)	the director is, or has been within the last three years, an employee of the Corporation, or an immediate family member is, or has been within the last three years, an executive officer of the Corporation;

(ii)	the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

(iii) (a)	the director is a current partner or employee of the internal or external auditor of the Corporation, (b) the director has an immediate family member who is a current partner of such auditors, (c) the director has an immediate family member who is a current employee of such auditors and personally works on the Corporation’s audit, or (d) the director or an immediate family member was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

(iv)	the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation’s present executive officers at the same time serves or served on that company’s compensation committee; or

(v)	the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues.

2.	For the purposes of these independence standards, an “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. When applying the look-back provisions, the board need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

3.

The board will broadly consider all relevant facts and circumstances that might signal potential conflicts of interest or that might bear on the materiality of a director’s relationship to the Corporation or any of its consolidated subsidiaries. In particular, when assessing the materiality of a director’s relationship with the Corporation, the board will consider the issue not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. However, ownership of even a significant

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amount of stock, by itself, is not a bar to an independence finding.

Additional Independence Standards for Audit Committee Members

In addition to the foregoing independence standards, the members of the Audit Committee must satisfy the audit committee independence requirements prescribed by Section 10A(m)(3) and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934. In particular:

1.	each member of the Audit Committee shall be a member of the board and shall otherwise be independent; and

2.	in order to be considered to be independent for the aforementioned purposes, a member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the board, or any other board committee:

•	accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any subsidiary thereof, provided that, unless the rules of the NYSE provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation (provided that such compensation is not contingent in any way on continued service); or

•	be an affiliated person of the Corporation or any subsidiary thereof.

Note: An “affiliated person” is someone who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Corporation, including a significant shareholder. A person who is neither an executive officer nor a shareholder owning, directly or indirectly, more than 10% or more of any class of voting equity securities of the Corporation will be deemed not to be in control of the Corporation.

National Instrument 58-101 Disclosure of Governance Practices and National Instrument 52-110 Audit Committees

1.	A member of the Corporation’s board is independent if the member has no direct or indirect material relationship with the Corporation.

2.	For the purposes of item 1, a material relationship means a relationship which could, in the view of the Corporation’s board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

3.	Despite item 2, the following individuals are considered to have a material relationship with the Corporation:

a)	an individual who is, or who has been within the last three years, an employee or executive officer of the Corporation;

b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Corporation;

c)	an individual who is a partner of, or employed by, the internal or external auditor of the Corporation, or was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual, is a partner of the Corporation’s internal or external auditor, an employee of such auditors and participates in its audit, assurance or tax compliance (but not tax planning) practice, or was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

e)	an individual who is, or has been within the last three years, or whose immediate family member is or has been within the last three years, an executive officer of an entity if any of the Corporation’s current executive officers serves or served at the same time on the entity’s compensation committee; and

f)	an individual who received, or whose immediate family member who is employed as an executive officer of the Corporation received, more than $75,000 in direct compensation from the Corporation during any 12 month period within the last three years.

CANADIAN PACIFIC

4.	Despite item 3, an individual will not be considered to have a material relationship with the Corporation solely because (a) he or she had a relationship identified in item 3 if that relationship ended before March 30, 2004, or (b) he or she had a relationship identified in item 3 by virtue of item 8 if that relationship ended before June 30, 2005.

5.	For the purposes of items 3(c) and 3(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

6.	For the purpose of item 3(f), direct compensation does not include: (a) remuneration for acting as a member of a board of directors or of any board committee of the Corporation; and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service.

7.	Despite item 3, a person will not be considered to have a material relationship with the Corporation solely because the individual or his or her immediate family member:

a)	has previously acted as an interim chief executive officer of the Corporation; or

b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the Corporation on a part-time basis.

8.	For the purpose of the foregoing items 1 through 7, the Corporation includes a subsidiary entity of the Corporation.

9.	For the purposes of the foregoing independence determination, the term “immediate family member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.

National Instrument 52-110 Audit Committees

1.	In addition to the foregoing, the members of the Audit Committee are considered to have a material relationship with the Corporation if:

a)	the member has a relationship with the Corporation pursuant to which the individual accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

b)	the member is an affiliated entity of the Corporation or any of its subsidiary entities.

2.	For the purposes of the foregoing:

a)	compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service;

b)	the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

i)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

ii)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any subsidiary entity of the Corporation.

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B. BOARD DETERMINATION OF DIRECTOR INDEPENDENCE

The Corporation’s board of directors has conducted, through a combination of questionnaires, biographical reviews and discussions, a comprehensive assessment of all business and other relationships and interests of each director vis-à-vis the Corporation and its subsidiaries, as against the aforementioned standards and has determined that each director, except E.H. Harrison, is independent of the Corporation in accordance with the standards for independence established for all directors by the NYSE Independence Standards, and National Instrument 58-101 Disclosure of Governance Practices and that each member of the Audit Committee, meets the additional independence standards established for audit committee members under Section 10A(m)(3) and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, and National Instrument 52-110 Audit Committees.

Mr. Harrison is not independent by virtue of the fact that he is Chief Executive Officer of the Corporation.

Any questions and requests for assistance may be directed to the

Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone:

1-866-879-7649

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

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Calgary Alberta

Canada T2C 4X9

www.cpr.ca